SHINSEI BANK

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

06010420



**File No. 82-34775**

January 13, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated December 30, 2005 (Attached hereto as Exhibit A-1)

B. Japanese Language Documents

(1) Press release dated December 30, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ______________________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

Exhibit A-1

INFORMATION



SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Acquire UK Subsidiary of Aioi Insurance Company

Tokyo (Friday, December 30, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Bank and Castlewood Holdings Limited ("Castlewood Holdings") have agreed to jointly acquire all shares of Aioi Insurance Company of Europe Limited ("Aioi Europe"), a subsidiary of Aioi Insurance Company, Limited ("Aioi Insurance") based in the United Kingdom through Hillcot Holdings Ltd. ("Hillcot Holdings"), an affiliated company of Shinsei Bank. Subject to the approval of the UK Financial Services Authority, the sale is expected to be completed during the first quarter of 2006.

Aioi Europe, a wholly-owned subsidiary of Aioi Insurance, has transferred its new underwriting business to Aioi Motor and General Insurance Company of Europe Limited, and now just manages run-off insurance portfolios comprised mainly of London reinsurance businesses (Please refer to note below).

Castlewood Holdings is a Bermuda-based insurance service company that specializes in management, acquisition and consultation of insurance and reinsurance companies. Castlewood Holdings has extensive experience and expertise in reinsurance run-off management.

Shinsei Bank will continue to expand the Institutional Banking Business, one of the three pillar strategies of Shinsei Bank and to provide distinctive solutions to our corporate customers.

(Note)
Reinsurance run-off business
Reinsurance run-off business involves management of outstanding insurance liabilities that have already incurred loss claims but not yet paid (both reported and not reported).

Information about Aioi Europe

| | |
|---|---|
| · Established | August, 1976 |
| · Total assets | £ 332mn |
| · Shareholders' assets | £ 64mn |
| · Base | London, UK |

Information about Castlewood Holdings

| | |
|---|---|
| · Established | 2001 |
| · Base | Bermuda |
| · Representative | Dominic Silvester |

Information about Hillcot Holdings

| | |
|---|---|
| · Established | 2002 |
| · Base | Bermuda |
| · Shareholders | Castlewood Holdings<br>Shinsei Bank |

******

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank is available at* http://www.shinseibank.com/english/index.html.

Exhibit B-1

INFORMATION

# SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111



For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Acquire UK Subsidiary of Aioi Insurance Company

Tokyo (Friday, December 30, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Bank and Castlewood Holdings Limited ("Castlewood Holdings") have agreed to jointly acquire all shares of Aioi Insurance Company of Europe Limited ("Aioi Europe"), a subsidiary of Aioi Insurance Company, Limited ("Aioi Insurance") based in the United Kingdom through Hillcot Holdings Ltd. ("Hillcot Holdings"), an affiliated company of Shinsei Bank. Subject to the approval of the UK Financial Services Authority, the sale is expected to be completed during the first quarter of 2006.

Aioi Europe, a wholly-owned subsidiary of Aioi Insurance, has transferred its new underwriting business to Aioi Motor and General Insurance Company of Europe Limited, and now just manages run-off insurance portfolios comprised mainly of London reinsurance businesses (Please refer to note below).

Castlewood Holdings is a Bermuda-based insurance service company that specializes in management, acquisition and consultation of insurance and reinsurance companies. Castlewood Holdings has extensive experience and expertise in reinsurance run-off management.

Shinsei Bank will continue to expand the Institutional Banking Business, one of the three pillar strategies of Shinsei Bank and to provide distinctive solutions to our corporate customers.

(Note)
Reinsurance run-off business
Reinsurance run-off business involves management of outstanding insurance liabilities that have already incurred loss claims but not yet paid (both reported and not reported).

Information about Aioi Europe

| | |
|---|---|
| · Established | August, 1976 |
| · Total assets | £ 332mn |
| · Shareholders' assets | £ 64mn |
| · Base | London, UK |

Information about Castlewood Holdings

| | |
|---|---|
| · Established | 2001 |
| · Base | Bermuda |
| · Representative | Dominic Silvester |

Information about Hillcot Holdings

| | |
|---|---|
| · Established | 2002 |
| · Base | Bermuda |
| · Shareholders | Castlewood Holdings<br>Shinsei Bank |

******

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Common Shares dated January 4, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in December 2005.

Interim Report for the six months ended September 30, 2003

Interim Report 2005 (for six months from April 1, 2005 to September 30, 2005) (Japanese language document) is a business and financial report that the Bank published voluntarily. There is no legal or regulatory requirements to publish the report. Although there is no direct English translation of the report, its contents are basically the same with the English Language Document, Interim Report for the six months ended September 30, 2005 attached hereto as Exhibit A-2.

# Better Banking



SHINSEI BANK

# Interim Report 2005

Six Months Ended September 30, 2005

# Better Banking—

**Business Line Revenue (Consolidated)**


(Billions of yen)
60
45
30
15
0
49.5
57.6
52.6
21.2
21.5
3.3
9/2004
9/2005
Institutional banking
Consumer and commercial finance
Retail banking

## Contribution by Three Strategic Areas

Shinsei Bank's each strategic area, institutional banking, consumer and commercial finance and retail banking, grows and contributes to its revenue.

**Consolidated Total Revenue and Non-Interest Income**


(Billions of yen)
(%)
160
120
80
40
0
80
60
40
20
0
65.1%
69.3%
130.4
90.3
72.6
47.2
9/2004
9/2005
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

## Diversified Revenues

We continued to be creative in offering value-added solutions to our institutional and retail customers. Through our efforts, our non-interest income increased to nearly 70% of consolidated total revenue for the fiscal year 2005 interim period.

**Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)**


(Billions of yen)
(%)
100
75
50
25
0
4
3
2
1
0
97.3
73.7
2.78%
2.01%
51.7
46.0
1.43%
1.16%
3/2004
9/2004
3/2005
9/2005
Balance of claims disclosed under the Financial Revitalization Law
Claims disclosed under the Financial Revitalization Law as a percentage of total claims

## Clean Balance Sheet

Our focus on keeping a clean balance sheet and being a healthy bank has led to a successful reduction of problem claims. The ratio of Shinsei's problem claims, as disclosed under the Financial Revitalization Law, to total non-consolidated claims decreased to 1.16% as of September 30, 2005.

**Consolidated Total Shareholders' Equity and Capital Adequacy Ratio**


(Billions of yen)
(%)
1,000
750
500
250
0
24
18
12
6
0
21.13%
730.0
763.7
786.6
820.6
11.79%
11.78%
12.16%
3/2004
9/2004
3/2005
9/2005
Total shareholders' equity
Capital adequacy ratio

## Capital Efficiency

Shinsei acquired controlling interests in APLUS and Showa Leasing in fiscal 2004, ended March 31, 2005. After these acquisitions, as of September 30, 2005, the consolidated capital adequacy ratio stood at 12.16%, with a Tier I ratio of 7.47%.

# Better Value

## Summary of Events

| 2005 | |
|---|---|
| March | Installed ATMs at Tokyo Metro Co., Ltd. subway stations |
| | Acquired controlling interests in Showa Leasing Co., Ltd. |
| April | Opened Kyobashi *BankSpot* |
| May | Commenced operations of Shinsei International Limited |
| June | Launched sales of 32 color cash cards |
| | Launched online securities brokerage agent services with Rakuten Securities, Inc. |
| | Formed an affiliation with NORD/LB and WestLB AG for non-performing loan business in Germany |
| July | Launched non-recourse loans for fee-based senior care facilities |
| August | Opened Shinjuku South *BankSpot* |
| | Formed an alliance with Credit Suisse Life Insurance Co., Ltd. |
| September | Opened *BankSpot* in Hankyu-Umeda and Shinsaibashi in Osaka |
| November | Commenced sales of three investment-type (variable) individual annuity insurance products |
| | Launched *PowerBuilder*, an automatic installment-type foreign currency time deposit |
| | Commenced multi-seller whole business securitization program |

Good Design



32 color cash cards issued



Hankyu-Umeda *BankSpot*

## Profile (Consolidated)

(As of September 30, 2005)

| | |
|---|---|
| Establishment | December 1952 |
| Total Assets | ¥9,142.7 billion |
| Deposits, including Negotiable Certificates of Deposit | ¥3,964.3 billion |
| Debentures and Corporate Bonds | ¥1,263.7 billion |
| Loans and Bills Discounted | ¥3,828.0 billion |
| Securities | ¥1,678.2 billion |
| Total Shareholders' Equity | ¥451.2 billion |
| Total Capital Adequacy Ratio | 12.16% |
| Tier I Capital Ratio | 7.47% |
| Number of Employees (Non-Consolidated) | 2,052 |
| Branches (Non-Consolidated): | |
| Domestic: | 29 Branches, including Head Office; 8 Annexes |
| Overseas: | 1 Branch; 1 Representative Office |

## Contents


To Our Shareholders, Customers and Employees .......... 2
Institutional Banking Group: Delivering Value-Added Solutions to Our Customers .......... 4
Retail Banking Group: Color your life—Empowering and Enriching the Customer Experience .......... 6
Contributing to Social and Cultural Programs .......... 8
Financial Section .......... 9
Directors and Executives .......... 44
Employees .......... 44
Corporate Information .......... 45

## To Our Shareholders, Customers and Employees

In June 2005, Masamoto Yashiro was appointed as Chairman of the Board and I became President and CEO. Under Masamoto Yashiro, Shinsei was successfully transformed from a traditional long-term credit bank to a modern financial services group that is now well positioned to compete effectively and grow in a large and lucrative market.

The Bank's clean balance sheet, strong capital ratios, transparent and sound management practices, customer-centric business model and growing range of market-leading products and services that meet the needs of a growing and increasingly profitable customer base provide Shinsei with a strong platform to achieve stable, long-term profit growth.



**Strong Fiscal 2005 Interim Results**

For the first half of fiscal 2005, ended September 30, 2005, consolidated total revenue was ¥130.4 billion, an increase of 79.5% over the first half of fiscal 2004. Underlying this strong growth in revenue was the incorporation of the results of the Bank's recently acquired subsidiaries, APLUS Co., Ltd. in September 2004 and Showa Leasing Co., Ltd. in March 2005, as well as continued solid growth in the retail and institutional banking businesses.

Consolidated net income was ¥37.7 billion, compared to ¥40.7 billion in the first half of fiscal 2004. The first half results of this fiscal year included ¥12.8 billion of amortized acquired goodwill and intangible assets, net of tax benefit, relating to the acquisition of APLUS and Showa Leasing. In order to provide greater transparency and understanding of the Bank's underlying performance, we also report cash basis net income, which excludes this amortization. Consolidated cash basis net income for the first half of fiscal 2005 was ¥50.5 billion, a 24% increase from the first half of fiscal 2004.

Asset quality improved further as Shinsei Bank's non-performing claims declined 11.0% during the first half of fiscal 2005 to reach ¥46.0 billion as of September 30, 2005, which represented 1.2% of total claims outstanding on a non-consolidated basis.

As of September 30, 2005, the consolidated capital adequacy ratio stood at 12.2% and the Tier I capital ratio was 7.5%.

**Growth based on a Three Pillar Strategy**

Shinsei Bank's business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance ("CCF") and Retail Banking. Institutional Banking continues to grow steadily by offering advanced investment and commercial banking services to provide innovative solutions to our institutional customers. Consumer and Commercial Finance, which has become a major contributor to the Bank's results following the acquisitions of APLUS and Showa Leasing, offers a full range of products and services to small and medium-sized companies and individual customers. Retail Banking, launched in June 2001, is growing rapidly as it expands its range of products and services and focuses on empowering individual customers.

These three pillars cover a broad range of businesses and customer segments which provide the Bank with a diversified source of revenue streams. A common advanced technological infrastructure, capital base and risk management capability provide efficiencies of scale and enhanced scalability while close interaction between the different businesses generates both revenue-earning and cost-reducing synergies through referrals, joint customer solutions and resource sharing.

This increase in earnings stream diversification and enhanced efficiency are reflected in the Bank's first half fiscal 2005 results. The contribution to total revenue from each pillar leveled out significantly from the first half of fiscal 2004 to 40% from Institutional Banking, 44% from CCF and 16% from Retail

Banking. Fees and commissions as a percentage of total revenue increased to 69% while the expense to revenue ratio improved further, from 54% to 51%.

**Institutional Banking Business**

Shinsei Bank has positioned itself as a hybrid commercial and investment bank which provides innovative solutions to institutional customers quickly and efficiently through an integrated team of product specialists and relationship managers. This approach has enabled the business to focus on growing steady and recurring revenue by building and strengthening relationships with target institutional customers. Consequently, the business, in addition to interest income from traditional corporate lending, also derives revenue from an array of other activities such as securitization, non-recourse lending, credit trading and market transactions. During the first half of fiscal 2005, we set up the Public Sector Sub-Group in order to better serve the needs of the Japanese public sector.

Although we remain focused on developing and expanding our business in Japan, we are also looking selectively for opportunities overseas where we can leverage skills and experience that we have acquired in our home market. During the first half of this fiscal year we entered into a joint venture in Germany with NORD/LB Norddeutsche Landesbank and WestLB AG for the workout of non-performing loans (NPLs).

**Consumer and Commercial Finance Business**

The acquisition of APLUS and Showa Leasing during fiscal 2004 transformed the Consumer and Commercial Finance business into a core Shinsei business. CCF's business complements the Bank's other pillars, Institutional Banking and Retail Banking by providing products and services such as installment credit, credit cards, consumer loans and leasing services to small and medium-sized enterprises and individuals. The incorporation of APLUS and Showa Leasing, which have performed in line with our expectations, have not only contributed to a substantial increase in CCF's revenue and operating business profit but also have already led to a significant improvement in the subsidiaries' operational efficiency.

**Retail Banking Business**

The Retail Banking business continues to build on its successful "bricks and clicks" business model by focusing on understanding customers' needs, expanding its range of customer-acclaimed products and enhancing distribution channels to provide customers with greater value and convenience. During fiscal 2005, we reached an agreement with Rakuten Securities, Inc. to offer equities through Shinsei's internet service *PowerDirect* in order to expand the range of investment choices available to our customers. The *PowerSmart* housing loan also continued to grow significantly both in terms of volume and number of customers. Shinsei Bank remains the leading distributor of mutual funds on the web, and the Bank recently concluded an agency agreement to launch a new variable annuity product via the internet. Our ATM network was extended by opening ATMs in Tokyo Metro Co., Ltd. subway stations. Shinsei Bank's ATMs are now able to accept around two billion cards issued worldwide.

The importance that we attach to understanding our customers' needs and satisfying these needs has been clearly recognized by the Japanese consumer and resulted in significant growth in our customer base. Shinsei Bank has been ranked No. 1 in a customer satisfaction survey by the Nihon Keizai Shimbun (Nikkei) for the past two consecutive years (2004 and 2005). During the first half of this fiscal year, which included the successful launch of our "Color your life" campaign, the Bank added more than 247,000 new *PowerFlex* retail customers, compared to 194,000 over the same period last year. The retail business now has over 1.6 million accounts.

**Better Banking**

Focusing on the concept of "Better Banking," we strive to maintain a leadership position by placing the needs of the customer at the center of all our decisions and actions. We must provide effective solutions to meet our customers' evolving needs by offering market-leading value-added products and services in a timely manner.

We demand uncompromising levels of integrity and transparency in all our activities to earn the trust of our customers, our staff and our shareholders. We remain committed to delivering long-term profit growth and increasing Shinsei's value for our stakeholders.

We are grateful for your continuing support and guidance.

December 2005



Thierry Porté
President and CEO



## Institutional Banking Group:
## Delivering Value-Added Solutions to Our Customers

Backed by the strong business structure brought about by the merging of our Group's relationship management teams with our products development and service teams, we are able to continue leveraging our expertise in key areas of investment banking such as securitization, credit trading and non-recourse lending, where further growth is expected, and to deliver prompt and optimal services to our customers.

In May 2005, we established the Real Estate Finance Sub-Group, which is focused on growing real estate finance business areas such as non-recourse lending, and the Public Sector Finance Sub-Group, which utilizes Shinsei Bank's longstanding business relationships to address the needs of public sector finance customers. These changes have strengthened our organization and improved our business promotion system, enabling us to respond more promptly to a wider range of customer needs.

### Loan Origination

To ensure profitability and asset quality, Shinsei continues to price loans based on strict adherence to the credit standing of customers. In particular, by fully utilizing our advanced financial technologies and knowledge, we have expanded our financing methods to include non-recourse lending, project finance and leveraged lending.

Particularly in regards to non-recourse lending, we have launched a program for fee-based senior care facilities. By executing loans in cooperation with regional financial institutions, we eagerly plan to expand the range of potential assets.

### Securitization and Credit Trading

Shinsei's securitization and credit trading operations are widely acclaimed for their quality and innovation. We have put significant effort into these areas and introduced several approaches that are unique to the Japanese banking sector. As a result, our performance in these areas continues to improve.

A notable example of our innovations is multi-asset, residential mortgage-backed securities, called the "Hydra" series, which apply housing loans obtained from multiple originators. This approach allows us to package assets that are expected to diversify risks and generate more stable cash flows. In addition, this method makes it possible for us to securitize assets that were difficult to securitize on their own in the past. Capitalizing on the strength of our balance sheet, we have so far launched five innovative securitization products (Hydra series I-V) with a total issuance of ¥485 billion.

In September 2005, following on from a year ago, we issued a collateralized debt obligation (CDO) with commercial mortgage-backed securities issued in Japan and commercial property mezzanine loans as the underlying assets (Synergy II Funding). This is the first CDO repackage securitization executed in Japan, which contains various asset-backed securities including commercial mortgage-backed securities and residential mortgage-backed securities, providing a new tool for institutional investors.

In November 2005, we set up the first securitization based on operating cash flows from *pachinko* parlors, which acts as the inaugural issuer, under the first multi-seller whole-business securitization repackaging program to be created by a Japanese bank. Broadening the target assets helped us to provide investors with greater diversification, lower operational risk and access to a new investment opportunity at an appropriate time.

Shinsei Bank has become a leader in the Japanese securitization business. Our subsidiaries, including Shinsei Securities Co., Ltd., Shinsei Trust & Banking Co., Ltd. and Shinsei Servicing

Company (Shinsei Servicer), play crucial roles in this important business area. Shinsei Bank will continue to leverage the strong servicing abilities of these subsidiaries to generate new assignments not only for its own credit trading and securitization projects but also for projects incorporated from outside the Group. We will thereby expand our business opportunities and offer a wider range of value-added products and services.

### Asset Management Service

Shinsei's asset management business focuses on leveraging our global relationships with leading European and U.S. asset management companies, such as Ramius Capital Group, LLC, BlueBay Asset Management Limited and Smith Breeden Associates, Inc., to deliver advanced, unique investment products to our customers.

Shinsei Investment Management (SIM), our wholly owned investment trust and investment advisory subsidiary, has adopted a new business model as a "Manager's Manager." It carefully and impartially selects investment products from a range of options offered both within and outside of Japan.

### Corporate Revitalization Business

Shinsei uses hands-on experience and know-how to proactively provide solutions that help customers strengthen their financial fundamentals and improve asset efficiency by restructuring their businesses through such measures as divestitures and acquisitions.

### Consumer and Commercial Finance Business

Shinsei has positioned consumer and commercial finance as a core business, alongside institutional and retail banking. In fiscal year 2004, Shinsei greatly increased its presence in this market by acquiring the controlling interests of APLUS and Showa Leasing, and we are now well positioned to drive further growth and expansion.

The consumer and commercial finance business is focused on serving three markets: consumer finance, commercial finance and specialty property finance for both consumers and small businesses. For each of these markets, we enhance management efficiency in order to increase profitability and competitiveness by bringing financial stability, state-of-the-art technology and operations processing, risk management discipline, and a strong heritage of innovation and execution.

A key tenet of Better Banking is to break the bonds of conformity when there is a better way. With Shinsei's unique branding and strong financial backbone as well as variety of the Shinsei Bank Group companies' capabilities, the consumer and commercial finance business will continually strive to remain customer-focused, responsible to our shareholders and employees, and committed to finding the best path forward.



### Working with Others to Find Solutions

In May 2005, we established Shinsei International Limited ("Shinsei International") after receiving an official approval to operate a securities business from the Financial Services Authority in the U.K. Leveraging the Euromarket, Shinsei International will structure and arrange securitization and structured financial products, which are the Shinsei Bank Group's strengths, to primarily meet the needs of Japanese customers. Shinsei International's products are distributed through Shinsei Securities Co., Ltd.

Furthermore, together with international partners Shinsei Bank, NORD/LB and WestLB, we set up a joint venture for NPLs. This company offers the purchase, restructuring and realization of non-performing loans in Germany. The expertise and capabilities we have been developing in our home market in Japan will be fully utilized in collaboration with our overseas partners.

### Creating Value: The Key to Better Banking

Leveraging our talented professionals, strong balance sheet, extensive market knowledge and years of experience, we provide value-added financial solutions to meet our customers' needs. That, in our view, is the key to Better Banking.



## Retail Banking Group:
## *Color your life*—Empowering and Enriching the Customer Experience

In our continued efforts to revolutionize the retail banking experience in Japan, we have introduced a variety of innovative and customer-centric products and services to our customers. To represent this idea in a more tangible way for customers, in June 2005, Retail Banking Group launched a branding concept called "Color your life."

### SHARE: Getting Closer to Our Customers

Shinsei Bank offers reliable, professional and personalized consultation services that customers can trust. We not only share in our customers' financial needs, but also in their plans for the future, in their dreams and in their lives. We have expanded our physical channel network not only to improve existing customer convenience, but also to share the Shinsei banking experience with those who have not yet experienced it.

*BankSpot:*
We launched four new *BankSpot* locations—Kyobashi, Shinjuku South (Tokyo), Shinsaibashi and Umeda (Osaka)—where new customers can have access to live financial consultation as soon as they open their Shinsei Bank accounts.

Tokyo Metro ATM:
Leveraging our alliance with Tokyo Metro from March 2005, we have expanded our ATM network to include Shinsei Bank ATM machines in 18 Tokyo Metro stations (as of the end of November 2005).

### CARE: Responding to Customer Needs

For customers who live outside of our branch network, we offer a useful and efficient remote channel network via *PowerDirect* (internet

#### Comprehensive *PowerFlex* Account

The greatest advantages of the comprehensive *PowerFlex* account are that customers can manage various products and services from a single, easily accessible source and conduct transactions via ATMs, *PowerCall* (telephone banking) and *PowerDirect* (internet banking) 24 hours a day, seven days a week. Shinsei customers also greatly appreciate the free ATM services and the international cash services that allow them to withdraw funds overseas in local currencies. As of the end of November 2005, the number of accounts with Shinsei Bank has surpassed 1.6 million, owing to the robust growth of our *PowerFlex* accounts.

#### *PowerSmart* Housing Loan

*PowerSmart* housing loan, an entirely new type of housing loan, meets our customers' needs with its flexible prepayment and reborrowing features and low interest rates. Customers can automatically prepay the loan without penalty for amounts over the preset balance in their ordinary deposit account. They can also reborrow, through ATMs, up to the original amortization schedule. With such unique features, *PowerSmart* has reached a total balance of ¥390 billion in the four years since its launch.

**Balance of *PowerSmart* Housing Loans and Number of Customers**


(Billions of yen)
(Thousands of customers)
400
300
200
100
0
20
15
10
5
0
3/2003
3/2004
3/2005
9/2005
Balance of PowerSmart housing loans
Number of customers



banking) and *PowerCall* (telephone banking). Eighty percent of our customers now access Shinsei Bank through *PowerDirect*, and this high response has motivated us to further enhance the capabilities of the *PowerDirect* site.

Online Securities Brokerage Agent Service:
Shinsei offers Rakuten Securities' online brokerage service through the *PowerDirect* portal, allowing customers to trade stocks seamlessly from *PowerDirect* and transfer money to a brokerage account online.

Online Annuity Product Service:
We also reached an agency agreement with Credit Suisse Life Insurance Co., Ltd. to launch a variable annuity product via the internet.

*PowerYokin*:
Shinsei Bank knows the importance of responding to our customers' safety needs. Security concerns in Japan prompted us to introduce *PowerYokin*.

This is a new type of yen deposit that allows customers the flexibility to make withdrawals in the same manner as they do with savings deposits but offers greater security against fraudulent ATM cash withdrawals, while earning a superior interest rate. From September, Shinsei Bank decreased the limit withdrawal to ¥500,000 per day to enhance customer account safety.

**IDEA-FULL: Innovative, Convenient and Useful Products and Services**

Shinsei Bank has been offering new and innovative products to the market.

*Powered One Plus*:
This product addresses two major needs of Japanese customers: capital preservation and yield enhancement. *Powered One Plus*, a yen-denominated five-year deposit (with a five-year extension at the Bank's option), offers a higher competitive rate of 1.1% per annum (1.25% per annum when extended).

**WAKUWAKU: To Make Our Customers' Lives Colorful**

WAKUWAKU ("Exhilarating!") is the final stage of "Color your life." In order to capture the spirit of the "Color your life" concept, Shinsei Bank released 32 award-winning color cash cards in June 2005.

**Becoming Our Customers' Bank of Choice**

Shinsei works hard to become our customers' bank of choice by listening to them, understanding their needs, and delivering value and convenience to meet these needs.

Shinsei Bank remains committed to Better Banking. Our goal is to become the model for retail banking in Japan and differentiate our services so that we are able to maintain our clear leadership in innovation, customer satisfaction and value.


新生銀行

Shinsaibashi *BankSpot*


ATM

Tokyo Metro ATM
(Aoyama-itchome station)



**No. 1 in the Nikkei Financial Institutions Ranking by the Nihon Keizai Shimbun for the Second Consecutive Year (August 24, 2005)**

Shinsei Bank has been ranked No. 1 in customer satisfaction for the second year in a row, based on the results of a Nihon Keizai Shimbun survey conducted in August 2005. In the survey, Shinsei Bank was ranked No. 1 in "customer treatment, over-the-counter service, operation hours" and "products and services offering"; No. 2 in "future usage"; and No. 3 in "soundness, reliability."

**"Cash Card that You Can Choose from 32 Colors" Receives Good Design Award 2005**

Shinsei Bank's color cash card, which offers 32 colors from which to choose, received the Good Design Award 2005 (Communication Design Category) on October 3, 2005. The color cash card was highly praised as an innovative approach to connecting with customers. The Bank has been able to communicate its "Color your life" brand concept directly to the customers through this customer-friendly feature. This was the first time that a financial institution has been awarded the Communication Design Category Award.

## Contributing to Social and Cultural Programs

Shinsei Bank is committed to supporting organizations and activities that promote social and cultural progress.



Shinsei staff who participated in "Run for the Cure 2005"

**"FIT for Charity Run 2005"**

In September 2005, the charity walk and run event "FIT for Charity Run 2005" was held around the Imperial Palace. A total of 99 Shinsei employees and family members participated in this event. This was planned by foreign-affiliated financial institutions with the purpose of demonstrating the industry's commitment to the community in which we live and work. The event was held for the first time ever, with 26 companies participating, a total of approximately 1,500 participants in all.

Shinsei Bank made a 100% matching donation as well as sponsoring this event.

**Contributions to Victims of Hurricane Katrina and Pakistan Earthquake**

Shinsei Bank donated ¥236 million to the Japanese Red Cross Society to support rescue and recovery efforts of victims of Hurricane Katrina, which struck in August 2005. Shinsei officers and employees donated ¥118 million, and the Bank made a 100% matching donation.

Furthermore, in October 2005, Shinsei Bank provided ¥316 million, including monetary contributions from our officers and employees, to the Japanese Red Cross Society to support the victims of the Pakistan earthquake.



"WE SUPPORT SPECIAL OLYMPICS—Christmas Party 2005"

**Special Olympics**

Shinsei Bank supports the Special Olympics ("SO"), an international sports organization providing year-round sports training and athletic competition.

As part of our support for SO, we organized "WE SUPPORT SPECIAL OLYMPICS—Christmas Party 2005" in December 2005. The party was celebrated with performances by athletes and fun exhibitions, including face painting, conducted by our volunteers to cultivate exchanges with the athletes.

Furthermore, at the "Charity Walk and Run Festival" held in November 2005, a total of 23 Shinsei employees participated to support the event.

**"Run for the Cure 2005"**

A total of 73 Shinsei employees participated in the 2005 charity walk and run event "Run for the Cure," which was held in October 2005 to enhance awareness of breast cancer and its research.

About 400 people participated in the event, which was sponsored by the Run for the Cure Foundation, an organization that funds research as well as enhances people's awareness of breast cancer. Shinsei Bank made a matching donation to the Foundation, equivalent to the entry fees paid by its employees.

**The U.S.–Japan Bridging Foundation**

Shinsei Bank supports the fostering of understanding and appreciation between Japan and other countries. One organization at the forefront of promoting closer ties between countries is the U.S.–Japan Bridging Foundation. Launched in 1998 by the Japan–United States Friendship Commission, the foundation is a public–private partnership that provides scholarships to American undergraduates. Its goal is to increase the number of American undergraduates studying and matriculating at Japanese universities. Shinsei is proud to offer its support to this organization and play a role in increasing the knowledge and awareness between Japan and the United States.

# Financial Section

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with accounting principles and practices generally accepted in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this interim report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited and its subsidiaries and affiliates accounted for by the equity method, and "Shinsei" refers to Shinsei Bank alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

**Contents**


Consolidated Financial Highlights .......... 10
Results of Operations .......... 12
  Six-Month Period Ended September 30, 2005 Compared with
  Six-Month Period Ended September 30, 2004 .......... 12
  Financial Condition .......... 20
  Summary of Non-Consolidated Interim Statements of Income and Balance Sheets .......... 20
  Asset Quality and Disposal of Problem Loans (Non-Consolidated) .......... 21
Consolidated Interim Balance Sheets (Unaudited) .......... 24
Consolidated Interim Statements of Income (Unaudited) .......... 25
Consolidated Interim Statements of Shareholders' Equity (Unaudited) .......... 26
Consolidated Interim Statements of Cash Flows (Unaudited) .......... 27
Notes to Consolidated Interim Financial Statements (Unaudited) .......... 28
Non-Consolidated Interim Balance Sheets (Unaudited) .......... 42
Non-Consolidated Interim Statements of Income (Unaudited) .......... 43

# Consolidated Financial Highlights

Shinsei Bank, Limited and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2004, and the fiscal year ended March 31, 2005

| | Billions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | **Sept. 30, 2005 (6 months)** | Sept. 30, 2004 (6 months) | Mar. 31, 2005 (1 year) | **Sept. 30, 2005 (6 months)** |
| **Income statement data:** | | | | |
| Net interest income | **¥ 40.1** | ¥ 25.3 | ¥ 66.8 | **$ 354.3** |
| Net fees and commissions | **23.4** | 8.3 | 32.4 | **207.6** |
| Net trading income | **12.7** | 15.3 | 23.9 | **112.6** |
| Net other business income | **54.0** | 23.6 | 54.5 | **477.5** |
| Total revenue | **130.4** | 72.6 | 177.8 | **1,152.0** |
| Total general and administrative expenses | **67.0** | 39.2 | 97.3 | **591.9** |
| Net credit costs (recoveries) | **14.5** | (10.6) | (0.9) | **128.6** |
| Amortization of consolidation goodwill and other intangibles | **14.6** | — | 8.8 | **129.8** |
| Other gains (losses), net | **1.6** | (3.1) | (7.0) | **14.6** |
| Income before income taxes and minority interests | **35.8** | 40.9 | 65.5 | **316.3** |
| Income tax (benefit): | | | | |
| Current | **1.7** | 0.6 | 1.4 | **15.3** |
| Deferred | **(4.8)** | (0.5) | (3.4) | **(43.2)** |
| Minority interests in net income of subsidiaries | **1.2** | 0.0 | 0.1 | **11.1** |
| Net income | **¥ 37.7** | ¥ 40.7 | ¥ 67.4 | **$ 333.1** |
| **Balance sheet data:** | | | | |
| Trading assets | **¥ 119.8** | ¥ 443.6 | ¥ 168.5 | **$ 1,058.9** |
| Securities | **1,678.2** | 1,339.8 | 1,478.2 | **14,824.6** |
| Loans and bills discounted | **3,828.0** | 3,074.6 | 3,430.4 | **33,813.9** |
| Customers' liabilities for acceptances and guarantees | **1,002.4** | 1,237.8 | 1,058.1 | **8,854.9** |
| Reserve for credit losses | **(155.9)** | (157.5) | (149.7) | **(1,377.8)** |
| Total assets | **9,142.7** | 8,325.3 | 8,576.3 | **80,759.5** |
| Deposits, including negotiable certificates of deposit | **3,964.3** | 3,168.8 | 3,452.8 | **35,018.0** |
| Debentures | **1,181.7** | 1,333.2 | 1,242.6 | **10,438.4** |
| Trading liabilities | **80.0** | 72.5 | 69.1 | **707.4** |
| Borrowed money | **1,166.9** | 656.1 | 1,160.2 | **10,308.0** |
| Acceptances and guarantees | **1,002.4** | 1,237.8 | 1,058.1 | **8,854.9** |
| Total liabilities | **8,261.6** | 7,560.6 | 7,735.7 | **72,976.2** |
| Minority interests in subsidiaries | **60.4** | 1.0 | 53.8 | **534.3** |
| Capital stock | **451.2** | 451.2 | 451.2 | **3,986.4** |
| Total shareholders' equity | **820.6** | 763.7 | 786.6 | **7,249.0** |
| Total liabilities, minority interests in subsidiaries and shareholders' equity | **¥9,142.7** | ¥8,325.3 | ¥8,576.3 | **$80,759.5** |
| **Per share data** *(in yen)*: | | | | |
| Common shareholders' equity | **¥ 354.68** | ¥ 312.76 | ¥ 329.65 | |
| Fully diluted shareholders' equity[1] | **404.66** | 381.95 | 390.06 | |
| Basic net income | **26.33** | 28.60 | 46.78 | |
| Diluted net income | **18.71** | 21.16 | 34.98 | |
| **Capital adequacy data:** | | | | |
| Tier I capital ratio | **7.47%** | 7.99% | 7.00% | |
| Total capital adequacy ratio | **12.16%** | 11.79% | 11.78% | |
| **Average balance data:** | | | | |
| Securities | **1,698.5** | 1,310.8 | 1,509.4 | |
| Loans and bills discounted | **3,576.5** | 2,967.9 | 3,099.9 | |
| Total assets | **8,859.5** | 7,334.5 | 7,460.0 | |
| Interest-bearing liabilities | **6,192.4** | 4,939.2 | 5,216.0 | |
| Total liabilities and minority interests in subsidiaries | **8,055.8** | 6,587.7 | 6,701.7 | |
| Shareholders' equity | **803.6** | 746.8 | 758.3 | |

| | Billions of yen | | |
|---|---|---|---|
| | **Sept. 30, 2005 (6 months)** | Sept. 30, 2004 (6 months) | Mar. 31, 2005 (1 year) |
| **Other data:** | | | |
| Return on assets | **0.8%** | 1.3% | 0.9% |
| Return on equity (fully diluted) | **9.4%** | 10.9% | 8.9% |
| Ratio of equity to total assets | **9.1%** | 11.6% | 10.2% |
| Ratio of deposits, including negotiable certificates of deposit, to total liabilities | **48.0%** | 41.9% | 44.6% |
| Net interest margin | **1.9%** | 1.1% | 1.5% |
| Overhead ratio(2) | **51.4%** | 54.0% | 54.7% |
| Non-performing claims, non-consolidated | **¥46.0** | ¥73.7 | ¥51.7 |
| Ratio of non-performing claims to total claims, non-consolidated | **1.2%** | 2.0% | 1.4% |
| Net deferred tax assets | **¥9.2** | ¥7.4 | ¥4.3 |
| Net deferred tax assets as a percentage of Tier I capital | **1.8%** | 1.5% | 0.9% |

Notes:
(1) Fully diluted shareholders' equity per share is calculated by dividing shareholders' equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(2) The overhead ratio is calculated by dividing general and administrative expenses for the periods presented by the total revenue for such period.

We recorded amortization of acquired goodwill and intangible assets, which we refer to as consolidation goodwill and other intangibles in our financial statements, of ¥12.8 billion, net of tax benefit, associated with the acquisition of APLUS and Showa Leasing for the six-month period ended September 30, 2005. To provide greater transparency and understanding of our underlying performance, we disclose cash basis net income, which excludes the amortization of acquired goodwill and intangible assets, net of tax benefit, in our earnings announcements. Our cash basis net income for the six months ended September 30, 2005 was ¥50.5 billion, an increase of 23.9% compared to the same period in the prior fiscal year. A reconciliation of various earnings measures from our results reported under Japanese GAAP to a cash basis is given below.

### Supplemental Financial Data and Reconciliations to Japanese GAAP Measures

| For the first half of FY2005 ended September 30, 2005 | (Billions of yen, except per share data and percentages) |
|---|---|
| **Amortization of acquired goodwill and intangible assets(1)** | |
| Amortization of intangible assets | **4.5** |
| Associated deferred tax liability | **(1.8)** |
| Amortization of acquired goodwill | **10.1** |
| Total amortization of acquired goodwill and intangible assets, net of tax benefit | **12.8** |
| **Reconciliation of net income to cash basis net income** | |
| Net income | **37.7** |
| Total amortization of acquired goodwill and intangible assets, net of tax benefit | **12.8** |
| Cash basis net income | **50.5** |
| **Reconciliation of basic net income per share to cash basis basic net income per share** | |
| Basic net income per share | **26.33** |
| Effect of amortization of acquired goodwill and intangible assets, net of tax benefit | **9.46** |
| Cash basis basic net income per share | **35.79** |
| **Reconciliation of diluted net income per share to cash basis diluted net income per share** | |
| Diluted net income per share | **18.71** |
| Effect of amortization of acquired goodwill and intangible assets, net of tax benefit | **6.37** |
| Cash basis diluted net income per share | **25.08** |
| **Reconciliation of return on assets to cash basis return on assets** | |
| Return on assets | **0.8**(2) |
| Effect of amortization of acquired goodwill and intangible assets, net of tax benefit | **0.3**(2) |
| Cash basis return on assets | **1.2**(2) |
| **Reconciliation of return on equity to cash basis return on equity** | |
| Return on equity (fully diluted) | **9.4**(2) |
| Effect of amortization of acquired goodwill and intangible assets, net of tax benefit | **3.2**(2) |
| Cash basis return on equity (fully diluted) | **12.5**(2) |

(1) Acquired goodwill and intangible assets are referred to as consolidation goodwill and other intangibles in our financial statements.
(2) Annualized basis

# Results of Operations

## Six-Month Period Ended September 30, 2005 Compared with Six-Month Period Ended September 30, 2004

### Overview

For the six months ended September 30, 2005, total revenue increased 79.5% to ¥130.4 billion, resulting from increased contributions to revenue from both net revenue on interest-earning assets and non-interest revenue. Non-interest revenue increased to 69.2% of total revenue for the first half of this fiscal year.

Our general and administrative expenses increased by ¥27.7 billion to ¥67.0 billion in the six months ended September 30, 2005 mainly due to the inclusion of expenses of APLUS and Showa Leasing. This increase in expenses was partly offset by continued expense rationalization across all businesses. During the six months ended September 30, 2005, our ratio of general and administrative expenses to total revenue improved from 54.0% to 51.4%.

Our net credit costs for the six months ended September 30, 2005 were ¥14.5 billion, as compared to net credit recoveries of ¥10.6 billion for the same period in the prior fiscal year. The net credit recoveries during the six months ended September 30, 2004 were primarily attributable to a reduction in Shinsei's historical default ratio due to improvement in overall asset quality. The net credit costs in the first half of this fiscal year mainly relate to net credit costs of APLUS and Showa Leasing. On a non-consolidated basis, Shinsei's total reserve for credit losses was ¥114.5 billion as of September 30, 2005. Our total reserve for credit losses to total claims ratio was 2.9% on a non-consolidated basis as of September 30, 2005.

We made further progress in reducing our non-performing loans (NPLs) balance under the Financial Revitalization Law and as of September 30, 2005, total NPLs of Shinsei were ¥46.0 billion, a decline of ¥27.6 billion or 37.5% as compared to September 30, 2004. NPLs were 1.16% of total claims outstanding at September 30, 2005 on a non-consolidated basis.

Our total capital adequacy ratio was at 12.2% and our Tier I ratio stood at 7.5% as of September 30, 2005, after taking into account our recent acquisitions of APLUS and Showa Leasing. Our capital mostly consists of Tier I capital and as of September 30, 2005, net deferred tax assets constituted 1.8% of our Tier I capital.

***Table 1. Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)***

| | Billions of yen (except percentages) | | | | | |
|---|---|---|---|---|---|---|
| | Six months ended September 30, 2005 | | | Six months ended September 30, 2004 | | |
| | Average balance | Interest | Yield/Rate(2) | Average balance | Interest | Yield/Rate(2) |
| **Interest-earning assets:** | | | | | | |
| Loans and bills discounted | **¥3,576.5** | **¥50.8** | **2.83%** | ¥2,967.9 | ¥29.6 | 1.99% |
| Leased assets and installment receivables | **781.4** | **23.6** | **6.04** | 31.3 | 1.1 | 7.03 |
| Securities | **1,698.5** | **8.3** | **0.98** | 1,310.8 | 7.0 | 1.08 |
| Other interest-earning assets | **470.4** | **2.1** | **0.90** | 547.0 | 4.8 | 1.76 |
| **Total revenue on interest-earning assets** | **¥6,527.0** | **¥84.9** | **2.60%** | ¥4,857.1 | ¥42.6 | 1.75% |
| **Interest-bearing liabilities:** | | | | | | |
| Deposits and negotiable certificates of deposit | **¥3,548.5** | **¥ 8.0** | **0.45%** | ¥2,910.1 | ¥ 7.2 | 0.50% |
| Debentures | **1,198.9** | **2.6** | **0.44** | 1,325.2 | 3.2 | 0.48 |
| Subordinated debt | **251.6** | **3.0** | **2.41** | 219.3 | 3.6 | 3.35 |
| Borrowed money and corporate bonds | **967.3** | **6.5** | **1.36** | 141.2 | 1.5 | 2.15 |
| Other interest-bearing liabilities | **225.8** | **0.8** | **0.79** | 343.1 | 0.4 | 0.28 |
| **Total interest expenses** | **¥6,192.4** | **¥21.2** | **0.68%** | ¥4,939.2 | ¥16.1 | 0.65% |
| **Non-interest-bearing sources of funds:** | | | | | | |
| Non-interest-bearing (assets) liabilities, net | **¥ (469.0)** | **—** | **—** | ¥ (828.9) | — | — |
| Shareholders' equity(1) | **803.6** | **—** | **—** | 746.8 | — | — |
| **Total interest-bearing liabilities and non-interest-bearing sources of funds** | **¥6,527.0** | **—** | **—** | ¥4,857.1 | — | — |
| Net interest margin | **—** | **—** | **1.91%** | — | — | 1.10% |
| Impact of non-interest-bearing sources | **—** | **—** | **0.04** | — | — | (0.01) |
| **Net revenue on interest-earning assets/yield on interest-earning assets** | **—** | **¥ 63.7** | **1.95%** | — | ¥26.4 | 1.09% |

**Note:**

Reconciliation of total revenue on interest-earning assets to total interest income

| | | | | | | |
|---|---|---|---|---|---|---|
| Total revenue on interest-earning assets | **¥6,527.0** | **¥ 84.9** | **2.60%** | ¥4,857.1 | ¥42.6 | 1.75% |
| Less: Income on leased assets and installment receivables | **781.4** | **23.6** | **6.04** | 31.3 | 1.1 | 7.03 |
| Total interest income | **¥5,745.5** | **¥ 61.3** | **2.13%** | ¥4,825.8 | ¥41.5 | 1.72% |
| Total interest expense | **—** | **21.2** | **—** | — | 16.1 | — |
| **Net interest income** | **—** | **¥ 40.1** | **—** | — | ¥25.3 | — |

Notes:
(1) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period
(2) Calculated on an annualized basis

***Table 2. Analysis of Changes in Net Revenue on Interest-Earning Assets (Consolidated)***

| | Billions of yen | | |
|---|---|---|---|
| | From the six months ended September 30, 2004 to the six months ended September 30, 2005 | | |
| | Due to change in[(1)] | | |
| | Volume | Rate | Net change |
| **Increase (decrease) in interest revenue:** | | | |
| Loans and bills discounted | ¥ 6.0 | ¥15.0 | ¥21.1 |
| Leased assets and installment receivables | 26.3 | (3.8) | 22.5 |
| Securities | 2.0 | (0.8) | 1.2 |
| Other interest-earning assets | (0.6) | (2.0) | (2.6) |
| **Total revenue on interest-earning assets** | ¥14.6 | ¥27.5 | ¥42.3 |
| **Increase (decrease) in interest expenses:** | | | |
| Deposits and negotiable certificates of deposit | ¥ 1.5 | ¥(0.8) | ¥ 0.7 |
| Debentures | (0.3) | (0.2) | (0.5) |
| Subordinated debt | 0.5 | (1.1) | (0.6) |
| Borrowed money and corporate bonds | 8.8 | (3.8) | 5.0 |
| Other interest-bearing liabilities | (0.1) | 0.5 | 0.4 |
| **Total interest expenses** | ¥ 4.0 | ¥ 0.9 | ¥ 5.0 |
| **Net increase in net revenue on interest-earning assets** | | | ¥37.2 |
| **Note:** | | | |
| Reconciliation of total revenue on interest-earning assets to total interest income | | | |
| Total revenue on interest-earning assets | ¥14.6 | ¥27.5 | ¥42.3 |
| Less: Income on leased assets and installment receivables | 26.3 | (3.8) | 22.5 |
| Total interest income | ¥ 7.8 | ¥11.8 | ¥19.7 |
| Total interest expense | 4.0 | 0.9 | 5.0 |
| **Net increase in net interest income** | | | ¥14.7 |

Note:
(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.

**Net Revenue on Interest-Earning Assets**

Our net revenue on interest-earning assets includes net interest income and revenue earned on our average balance of leased assets and installment receivables, which we consider to be a component of our interest-earning assets as both leased assets and installment receivables generate interest income. However, because Japanese GAAP does not include income on leased assets and installment receivables in net interest income, we calculate net interest income excluding income on leased assets and installment receivables and reconcile this with net revenue on interest-earning assets which we calculate including income on leased assets and installment receivables in our statements of income. Our principal interest-earning assets include loans and bills discounted, securities (other than securities held for trading purposes), consisting mainly of Japanese government bonds and bonds issued by non-Japanese corporations, as well as leased assets and installment receivables generated in our consumer and commercial finance business. Our principal interest-bearing liabilities are deposits (including negotiable certificates of deposit and foreign-currency deposits), debentures, subsidiaries' borrowing from other financial institutions, and subordinated bonds and debt.

Net revenue on interest-earning assets for the six months ended September 30, 2005 was ¥63.7 billion, an increase of ¥37.2 billion compared with the same period in the prior fiscal year. Total revenue on interest-earning assets increased by ¥42.3 billion while total interest expenses increased by ¥5.0 billion. The net yield on interest-earning assets increased to 1.95%, an increase of 0.86% compared with the same period in the prior fiscal year. Yields on interest-earning assets increased by 0.85% while yields on interest-bearing liabilities increased by 0.03%. Based on an attribution analysis which divides revenue and expense changes into either a variance in the volume of assets or liabilities or a variance in interest rate, the ¥42.3 billion increase in total revenue on interest-earning assets is attributable primarily to inclusion for the first time of income from leased assets and installment receivables of APLUS and Showa Leasing and an increase in interest rates on loans and bills discounted. The average rate for loans and bills discounted increased to 2.83% for the six months ended September 30, 2005 from 1.99% for the same period in the previous fiscal year primarily as a result of the inclusion of loans generated by APLUS's consumer finance businesses. Partially offsetting the impact from these higher margin businesses was the maturing of fixed interest rate loans that were originated in a higher interest rate environment.

The ¥5.0 billion increase in total interest expense was attributable primarily to the increased average balances of borrowed money and corporate bonds and deposits and negotiable certificates of deposit (NCD). The increase in borrowed money and corporate bonds interest expense was due entirely to an increase in the

average balance outstanding to ¥967.3 billion for the six months ended September 30, 2005 from ¥141.2 billion for the same period in the previous fiscal year mainly due to the inclusion of borrowed money of APLUS and Showa Leasing. A reduction in the average interest rate on borrowed money and corporate bonds of 0.79% to 1.36% for the six months ended September 30, 2005, from 2.15% for the same period in the previous fiscal year, partially offset the increase in interest expense arising from the higher average balance outstanding. The increase in deposits and NCD interest expense came entirely from an increase in the average balance outstanding to ¥3,548.5 billion for the six months ended September 30, 2005 from ¥2,910.1 billion for the same period in the previous fiscal year. This growth reflected Shinsei's continued focus on increasing retail deposit balances. A reduction in the average rate paid on deposits and NCD of 0.05% to 0.45% for the six months ended September 30, 2005 from 0.50% for the same period in the previous fiscal year partially offset the increase in interest expense arising from the higher average balance outstanding. A decline in the average debenture balance outstanding to ¥1,198.9 billion for the six months ended September 30, 2005 from ¥1,325.2 billion for the same period in the previous fiscal year, coupled with a reduction in the average interest rate on debentures of 0.04% to 0.44% for the six months ended September 30, 2005 from 0.48% for the same period in the previous fiscal year, partially offset the increase in interest expenses on deposits and NCD and borrowed money and corporate bonds. The decline in the average debenture balance outstanding was consistent with our strategy of increasing retail deposits and the reduction in average interest rate on debentures was primarily the result of the maturing of debentures that were issued in a higher interest rate environment.

### Net Fees and Commissions

Fees and commissions primarily include fees on non-recourse real estate finance, consumer and commercial finance loans and other financing products, fees for securities services, particularly for structuring and underwriting securitization transactions, and commissions on sales of asset management products.

Net fees and commissions for the six months ended September 30, 2005 were ¥23.4 billion, an increase of ¥15.1 billion as compared to the same period in the previous fiscal year. The main factor was an increase of ¥12.2 billion in fees from installment shopping credit, credit cards, guarantees and other financing to APLUS customers. Fees and commissions also increased from non-recourse real estate finance and from securitization, other capital markets activities for institutional banking clients and from sales of asset management products such as mutual funds and variable annuities to retail customers.

### Net Trading Income

The table below shows the principal components of net trading income.

***Table 3. Net Trading Income***

| | Billions of yen | |
|---|---|---|
| | **Six months ended September 30, 2005** | Six months ended September 30, 2004 |
| Income from trading securities | **¥ 2.8** | ¥ 1.3 |
| Income from securities held to hedge trading transactions | **1.5** | 0.7 |
| Income from trading-related financial derivatives | **8.4** | 13.1 |
| Other, net | **(0.0)** | 0.0 |
| Net trading income | **¥12.7** | ¥15.3 |

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for our own trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value). In addition to investments in securities, it encompasses income we derive from providing derivative products, including structured deposits, to retail and institutional customers.

For the six months ended September 30, 2005, we earned ¥12.7 billion in net trading income, as compared to ¥15.3 billion in the same period of the prior fiscal year. The decline was due to a decrease of ¥4.7 billion in income from trading-related financial derivatives as option income generated in connection with interest-linked structured deposits provided to retail customers declined by approximately ¥5.5 billion to ¥6.2 billion due to changes in interest rates affecting the profitability of these products. This decrease was partially offset by increases in income from trading securities and income from securities held to hedge trading transactions of ¥1.5 billion and ¥0.7 billion, respectively, consisting primarily of Japanese government bonds.

### Net Other Business Income

The table below shows the principal components of net other business income.

***Table 4. Net Other Business Income***

| | Billions of yen | |
|---|---|---|
| | Six months ended September 30, 2005 | Six months ended September 30, 2004 |
| Income on monetary assets held in trust | **¥ 6.6** | ¥ 8.3 |
| Net gain on securities and foreign exchanges | **14.0** | 3.1 |
| Other business income (losses): | | |
| Net gain on other monetary claims purchased for trading purposes | **7.2** | 9.5 |
| Losses from derivatives for banking purposes, net | **(1.4)** | (0.7) |
| Equity in net income of affiliates | **2.0** | 0.1 |
| Income from equity-related derivatives | **0.1** | 0.2 |
| Amortization of deferred issuance cost for debentures | **(0.1)** | (0.1) |
| Other, net | **1.8** | 1.9 |
| Net other business income before income on leased assets and installment receivables | **30.4** | 22.5 |
| Income on leased assets and installment receivables | **23.6** | 1.1 |
| Net other business income | **¥54.0** | ¥23.6 |

Net other business income includes income on leased assets and installment receivables, net gain on securities and foreign exchanges, net gain on other monetary claims purchased for trading purposes and income on monetary assets held in trust. Income on monetary assets held in trust and net gain on other monetary claims purchased for trading purposes are largely comprised of income on credit trading and securitization activities as well as gains on equity securities-related transactions. For purposes of our analysis of results of operations, we include income on leased assets and installment receivables in our discussion of net revenue on interest-earning assets because we consider such income to be similar in character to our interest income.

Net other business income for the six months ended September 30, 2005 increased to ¥54.0 billion compared with ¥23.6 billion for the same period in the previous fiscal year. This increase was mainly a result of income of ¥23.6 billion from the leased assets and installment receivables business of APLUS and Showa Leasing. Excluding such income on leased assets and installment receivables, our net other business income for the six months ended September 30, 2005 was ¥30.4 billion, an increase of ¥7.8 billion compared with the same period in the previous fiscal year. The principal reason for the increase was the ¥10.8 billion increase in net gain on securities and foreign exchanges, which was partly attributable to an increase in option income in connection with customers' currency-linked structured deposits provided to retail customers of ¥3.9 billion, as well as gains on sale of bonds and loans and fees on foreign exchange transactions with retail customers.

Income on monetary assets held in trust decreased to ¥6.6 billion for the six months ended September 30, 2005 from ¥8.3 billion for the same period in the previous fiscal year largely due to lower gains on equity securities transactions. Income on monetary assets held in trust should be considered together with net gains on other monetary claims purchased for trading purposes as both of these income categories include credit trading and securitization income. Net gain on other monetary claims purchased for trading purposes also decreased ¥2.2 billion to ¥7.2 billion, reflecting primarily lower transaction volume in the six months ended September 30, 2005.

The increase of ¥1.9 billion in equity in net income of affiliates is primarily attributable to Shinki, which became an equity method affiliate on October 1, 2004, and from which we earned ¥1.2 billion in the six months ended September 30, 2005.

### Total Revenue

Total revenue for the six months ended September 30, 2005 was ¥130.4 billion, an increase of 79.5% compared with the same period in the previous fiscal year. Higher total revenue was principally the result of the significant increase in net other business income and the increase in net fees and commissions attributable to the acquisitions of APLUS and Showa Leasing as well as to an increase in net interest income. This was partly offset by a reduction in net trading income.

### General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses:

***Table 5. General and Administrative Expenses***

| | Billions of yen | |
|---|---|---|
| | Six months ended September 30, 2005 | Six months ended September 30, 2004 |
| Personnel expenses | **¥28.8** | ¥18.2 |
| Premises expenses | **9.9** | 4.7 |
| Technology and data processing expenses | **8.1** | 4.3 |
| Advertising expenses | **4.1** | 2.0 |
| Consumption and property taxes | **3.9** | 2.6 |
| Deposit insurance premium | **1.1** | 1.0 |
| Other | **10.7** | 6.1 |
| Total general and administrative expenses | **¥67.0** | ¥39.2 |

General and administrative expenses for the six months ended September 30, 2005 were ¥67.0 billion, an increase of ¥27.7 billion, as compared to the same period in the previous fiscal year. The increase was largely due to the inclusion of expenses of APLUS and Showa Leasing, increased customer and product support required as a result of growth in retail banking activity and the expansion of retail banking distribution channels.

Personnel expenses increased by ¥10.5 billion for the six months ended September 30, 2005 due to the inclusion of APLUS and Showa Leasing personnel expenses of ¥10.9 billion. This increase in personnel expenses was partly offset by continued expense rationalization across all businesses. Similarly, premises expenses increased by ¥5.1 billion, of which ¥5.0 billion is APLUS and Showa Leasing premises expenses and the remainder is attributable to retail banking facilities established during the first half of the current fiscal year and in the second half of the fiscal year ended March 31, 2005.

Technology and data processing expenses increased by ¥3.7 billion to ¥8.1 billion during the six months ended September 30, 2005 compared to the same period in the previous fiscal year. The increase was due mainly to the inclusion of APLUS's technology and data processing expenses of ¥2.9 billion as well as increased investments in new information technology systems and an increase in related maintenance and depreciation expenses.

Advertising expenses were ¥4.1 billion in the six months ended September 30, 2005, an increase of ¥2.1 billion compared to the same period in the previous fiscal year, reflecting inclusion of APLUS's advertising expenses of ¥2.4 billion. This was partly offset by a decrease in retail banking advertising expenses of ¥0.3 billion as a result of decreased marketing activity.

Consumption and property taxes increased by ¥1.3 billion to ¥3.9 billion in the six months ended September 30, 2005 as compared to the same period in the previous fiscal year. This increase is largely attributable to consumption and property taxes of APLUS and a general increase in consumption taxes from our increased business activities. Other general and administrative expenses, consisting of outsourcing and temporary staff expenses, professional fees, printing, communication and stationery expenses, increased ¥4.6 billion, compared to the same period in the previous fiscal year, due primarily to an increase of ¥3.6 billion attributable to APLUS and Showa Leasing and an increase of ¥0.5 billion in retail banking pertaining to outsourcing, printing and stationery expenses to support business growth.

As a result of the above, our overhead ratio, or the ratio of general and administrative expenses to total revenue, improved 2.6% to 51.4% during the six months ended September 30, 2005, compared to 54.0% for the same period in the prior fiscal year.

**Net Credit Costs (Recoveries)**

The following table sets forth our credit costs and credit recoveries on a consolidated basis for the six months ended September 30, 2005 and 2004.

***Table 6. Net Credit Costs (Recoveries)***

| | Billions of yen | |
|---|---|---|
| | **Six months ended September 30, 2005** | Six months ended September 30, 2004 |
| Losses on write-off of loans | **¥ 10.5** | ¥ 0.9 |
| Net provision (reversal) of reserve for loan losses: | | |
| Net provision (reversal) of general reserve for loan losses | **27.6** | (10.4) |
| Net provision (reversal) of specific reserve for loan losses | **(26.2)** | 0.2 |
| Net provision of reserve for loans to restructuring countries | **0.0** | 0.0 |
| Subtotal | **1.3** | (10.2) |
| Net provision (reversal) of specific reserve for other credit losses | **1.1** | (2.5) |
| Other, net | **1.5** | 1.1 |
| Net credit costs (recoveries) | **¥ 14.5** | ¥(10.6) |

The principal components of net credit costs (recoveries) are losses on loan write-offs and provisions or reversals of reserves. In accordance with Japanese regulatory requirements, Shinsei maintains general and specific reserves for loan losses, a reserve for loans to restructuring countries, as well as a specific reserve for other credit losses. Certain of our subsidiaries, including particularly APLUS and Showa Leasing, also maintain general and specific reserves for loan losses.

We recorded net credit costs of ¥14.5 billion for the six months ended September 30, 2005 compared with net credit recoveries of ¥10.6 billion for the six months ended September 30, 2004. The increase in net credit costs in the first half of fiscal 2005 was largely due to the inclusion of APLUS and Showa Leasing's net credit costs, including losses on write-off of loans, in the amount of ¥16.0 billion for the six months ended September 30, 2005. The principal reason for the net credit recoveries in the first half of fiscal 2004 was a net reversal of general reserve for loan losses of ¥10.4 billion arising from an improvement in Shinsei's historical default ratio, which led to a decrease in the expected loss ratio used to calculate reserves for claims against normal and need caution obligors.

The increase in the net provisions of general reserve for loan losses was due largely to the provisions of APLUS. This was mainly offset by reversal of specific reserve for loan losses in APLUS of ¥19.0 billion and ¥7.1 billion in Shinsei as the credit quality of the loan portfolio in our consumer and commercial finance and banking businesses continues to improve. In APLUS, specific reserves that are attributable to loan write-offs are reversed instead of offset against the corresponding credit. As a result, reversal of specific reserve relates to corresponding loan write-offs and overall improvement in credit quality in APLUS.

**Amortization of Acquired Goodwill and Intangible Assets**

The acquisition of majority stakes in APLUS and Showa Leasing resulted in the creation of acquired goodwill and intangible assets. The amortization of acquired goodwill and intangible assets was ¥14.6 billion for the first half of fiscal 2005. This includes acquired goodwill and intangible assets attributable to both APLUS and Showa Leasing in the amount of ¥12.8 billion and ¥1.8 billion, respectively. The amortization of fair value adjustments for assets and liabilities has been incorporated in the respective revenue and expense categories.

### Other (Losses) Gains, Net
Other gains, net were ¥1.6 billion for the six months ended September 30, 2005, as compared to other losses, net of ¥3.1 billion during the same period in the previous fiscal year. Other gains, net for the six months ended September 30, 2005 mainly included net gain on the partial sale of APLUS's common shares. This was partly offset by increases in pension-related and other costs.

### Income before Income Taxes and Minority Interests
As a result of the foregoing, income before income taxes and minority interests was ¥35.8 billion for the six months ended September 30, 2005, a ¥5.1 billion decrease as compared to the same period in the previous fiscal year.

### Income Taxes
For the six months ended September 30, 2005, we recorded current income taxes of ¥1.7 billion. During the same period, we recorded a deferred income tax benefit of ¥4.8 billion mainly to reflect the tax benefit on the amortization of fair value adjustments to net assets and intangible assets and impact of deferred tax asset recognition calculated based on our one future year taxable income. This was partially offset by local income tax paid by our subsidiaries.

### Minority Interest in Net Income (Loss) of Subsidiaries
Total minority interest in net income (loss) of subsidiaries of ¥1.2 billion for the six months ended September 30, 2005 mainly reflects minority interests in net income of APLUS and Showa Leasing. This was partly offset by small losses in Shinsei Business Finance.

### Net Income
Our net income for the six months ended September 30, 2005 was ¥37.7 billion, as compared to ¥40.7 billion for the same period in the prior fiscal year. We report both Japanese GAAP net income and a cash basis net income in order to provide greater transparency and understanding of our underlying performance. For the six months ended September 30, 2005, consolidated cash basis net income was ¥50.5 billion, an increase of 24.0% compared to the same period in the previous fiscal year. Cash basis net income is defined as Japanese GAAP net income adjusted to exclude the amortization of acquired goodwill and intangible assets, net of tax benefit, attributable to APLUS and Showa Leasing.

### Reconciliation from Reported-Basis Results to Operating-Basis Results
In addition to analyzing our results of operations in the format used for our financial statements, which we refer to as the "reported basis," our management also reviews our results on an "operating basis" to assess each of our business lines and to measure our results against targeted goals. Operating basis results are calculated by adjusting the reported-basis results principally for the amortization of net actuarial losses, lump-sum payments, and certain revenue items. In essence, the operating basis results represent what we consider to be "core" business results and are in conformity with Japanese GAAP at the net income level. The following summary table provides a reconciliation between our results on a reported and operating basis.

***Table 7. Reconciliation from Reported-Basis Results to Operating-Basis Results (Consolidated)***

| | Billions of yen | | | | | |
|---|---|---|---|---|---|---|
| | Six months ended September 30, 2005 | | | Six months ended September 30, 2004 | | |
| | Reported-basis | Reclassifications | Operating-basis | Reported-basis | Reclassifications | Operating-basis |
| **Revenue** | | | | | | |
| Net interest income | **¥ 40.1** | **¥ —** | **¥ 40.1** | ¥ 25.3 | ¥ — | ¥ 25.3 |
| Net fees and commissions | **23.4** | **0.0** | **23.5** | 8.3 | 0.0 | 8.4 |
| Net trading income | **12.7** | **—** | **12.7** | 15.3 | — | 15.3 |
| Net other business income(1) | **54.0** | **0.0** | **54.1** | 23.6 | 0.1 | 23.7 |
| Total revenue | **¥130.4** | **¥ 0.1** | **¥130.5** | ¥ 72.6 | ¥0.2 | ¥ 72.8 |
| General and administrative expenses(2) | **(67.0)** | **0.3** | **(66.6)** | (39.2) | 0.7 | (38.5) |
| Net business profit/Ordinary business profit(3) | **63.4** | **0.4** | **63.8** | 33.3 | 0.9 | 34.3 |
| Net credit (recoveries) costs | **14.5** | **—** | **14.5** | (10.6) | — | (10.6) |
| Amortization of acquired goodwill and intangible assets | **14.6** | **—** | **14.6** | — | — | — |
| Other gains (losses), net(1)(2) | **1.6** | **(0.4)** | **1.2** | (3.1) | (0.9) | (4.0) |
| Income before income taxes and minority interests | **35.8** | **—** | **35.8** | 40.9 | — | 40.9 |
| Income tax (benefit) and minority interests | **(1.8)** | **—** | **(1.8)** | 0.1 | — | 0.1 |
| Net income | **¥ 37.7** | **¥ —** | **¥ 37.7** | ¥ 40.7 | ¥ — | ¥ 40.7 |

Notes:
(1) Reclassifications consist principally of adjustments of lease-related income between other gains (losses), net and net other business income.
(2) Reclassifications consist principally of adjustments relating to lump-sum payments and amortization of net actuarial losses from general and administrative expenses to other gains (losses), net.
(3) Ordinary business profit is derived after reclassifying certain items from net business profit.

## Business Lines Results

We continue to focus on our product offerings in three business lines: Institutional Banking, Consumer and Commercial Finance and Retail Banking. Management monitors the performance of these business lines on an operating basis. The business lines discussion below covers the operating-basis ordinary business profit of the three business lines and a fourth category of ALM/ Corporate/Other. During the first half of fiscal 2005, all three businesses grew revenue in line with our customer-focused, solution-driven business model.

***Table 8. Operating-Basis Ordinary Business Profit by Business Line[(1)(2)]***

| | Billions of yen | | | | |
|---|---|---|---|---|---|
| | For the six months ended September 30, 2005 | | | | |
| | Institutional Banking | Consumer and Commercial Finance | Retail Banking | ALM/ Corporate/ Other | Total |
| Net interest income | **¥ 17.6** | **¥ 17.8** | **¥ 8.4** | **¥(3.8)** | **¥ 40.1** |
| Non-interest income | **35.0** | **39.8** | **13.0** | **2.5** | **90.4** |
| Total revenue | **52.6** | **57.6** | **21.5** | **(1.3)** | **130.5** |
| General and administrative expenses | **(19.5)** | **(29.8)** | **(17.5)** | **0.2** | **(66.6)** |
| Ordinary business profit (loss) | **¥ 33.1** | **¥ 27.8** | **¥ 4.0** | **¥(1.0)** | **¥63.8** |

| | Billions of yen | | | | |
|---|---|---|---|---|---|
| | For the six months ended September 30, 2004 | | | | |
| | Institutional Banking | Consumer and Commercial Finance | Retail Banking | ALM/ Corporate/ Other | Total |
| Net interest income | ¥ 17.2 | ¥ 1.9 | ¥ 7.1 | ¥(1.0) | ¥ 25.3 |
| Non-interest income | 32.3 | 1.3 | 14.0 | (0.3) | 47.4 |
| Total revenue | 49.5 | 3.3 | 21.2 | (1.3) | 72.8 |
| General and administrative expenses | (19.0) | (2.9) | (15.9) | (0.5) | (38.5) |
| Ordinary business profit (loss) | ¥ 30.5 | ¥ 0.3 | ¥ 5.3 | ¥(1.8) | ¥ 34.3 |

Notes:
(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results on an operating-basis

### Institutional Banking

Our Institutional Banking business offers a wide range of financial products and services, including lending, non-recourse financing, credit trading, securitization, capital markets and corporate advisory services relating to corporate revitalization and mergers and acquisitions, to domestic and international corporations, financial institutions and government entities. We serve our customers primarily from our offices in key metropolitan areas of Japan.

The Institutional Banking business is benefiting from its "solution banking" approach and bringing investment banking services and expertise to target customers quickly and efficiently through an integrated team of product specialists and relationship managers. This business is now positioned in Japan as a hybrid commercial and investment banking franchise. The Institutional Banking business generated total revenue of ¥52.6 billion in the first half of this fiscal year, an increase of ¥3.0 billion, or 6.2%, from the same period in the previous fiscal year. Total Institutional Banking expenses increased to ¥19.5 billion for the six months ended September 30, 2005, or ¥0.5 billion higher than the same period in the previous fiscal year. The expense to revenue ratio of the Institutional Banking business improved to 37.1% for the six months ended September 30, 2005 compared with 38.4% for the same period in the previous fiscal year.

***Table 9. Institutional Banking Revenue by Product***

| | Billions of yen | |
|---|---|---|
| | **Six months ended September 30, 2005** | Six months ended September 30, 2004 |
| **Institutional Banking:** | | |
| Non-recourse real estate finance | **¥11.2** | ¥ 8.9 |
| Foreign exchange, derivatives, equity-related | **9.4** | 7.4 |
| Corporate loans | **8.6** | 7.1 |
| Securitization | **8.1** | 8.2 |
| Credit trading | **5.9** | 9.2 |
| Principal investments | **4.3** | 3.7 |
| Other capital markets | **3.3** | 3.3 |
| Others | **1.4** | 1.3 |
| Total revenue | **¥52.6** | ¥49.5 |

The Institutional Banking business delivered strong results in non-recourse real estate finance, securitizations, corporate loans and capital markets activities. The balance of non-recourse real estate finance obligations grew 14.4% to ¥851.8 billion as of September 30, 2005, with 80 new transactions concluded during six months ended September 30, 2005. As a result, revenue from non-recourse real estate finance increased 26.2%, or ¥2.3 billion, to ¥11.2 billion for the six months ended September 30, 2005.

Foreign exchange, derivatives and equity-related revenue in the first six months of fiscal 2005 grew 28.3%, or ¥2.0 billion, to ¥9.4 billion. Revenues came from diversified capital markets activities with derivatives business being the most successful and earning over ¥5.0 billion.

Corporate loans increased by 6.8%, or ¥167.4 billion, to reach over ¥2.6 trillion at September 30, 2005 compared with March 31, 2005. As a result, revenues from corporate loans increased to ¥8.6 billion for the six months ended September 30, 2005, an increase of ¥1.5 billion, or 21.4%, compared to the same period in the previous fiscal year.

The securitization business closed 10 transactions during the six months ended September 30, 2005 with a total issuance amount of about ¥235.6 billion, and revenue from securitization was ¥8.1 billion for the six months ended September 30, 2005. In this business, we structure, arrange, distribute, and service mortgage-backed securities and asset-backed securities, both from third parties and ourselves. We cover all major assets classes, ranging from relatively small and homogeneous credit-card loans and residential loans to non-performing loans on which collection depends primarily on selling the collateral. The continual success of this business earned Shinsei and Shinsei Securities in May 2005 the "Commercial Mortgage-backed Securities Deal of the Year" for 2004.

**Consumer and Commercial Finance**

The acquisition of APLUS and Showa Leasing during the fiscal year ended March 31, 2005 strengthened our Consumer and Commercial Finance (CCF) business into one that is now contributing significantly to our overall revenues while adding new customers, experienced personnel and technical capabilities and taking advantage of Shinsei's expertise and know-how. In the six months ended September 30, 2005, our CCF business generated revenue of ¥57.6 billion, or over 44% of our total revenue. Continued expense rationalization coupled with revenue growth improved the expense to revenue ratio of this business to 51.8% in the six months ended September 30, 2005 compared to 88.5% for the same period in the previous fiscal year. The CCF business generated ordinary business profit of ¥27.8 billion in the six months ended September 30, 2005, an increase of ¥27.4 billion compared to the same period in the previous fiscal year primarily due to the addition of profits of APLUS and Showa Leasing.

***Table 10. Consumer and Commercial Finance Ordinary Business Profit by Subsidiary[1]***

| | Billions of yen | | | |
|---|---|---|---|---|
| | Six months ended September 30, 2005 | | | |
| | APLUS | Showa Leasing | Other Subsidiaries[2] | Consumer and Commercial Finance |
| **Consumer and Commercial Finance:** | | | | |
| Total revenue | **¥ 40.4** | **¥12.1** | **¥ 5.0** | **¥ 57.6** |
| General and administrative expenses | **(21.1)** | **(5.3)** | **(3.3)** | **(29.8)** |
| Ordinary business profit | **¥ 19.2** | **¥ 6.7** | **¥ 1.7** | **¥ 27.8** |

Notes:
(1) Net of consolidation adjustment, if applicable
(2) Includes profits of Shinki, an affiliate, and unallocated consumer and commercial finance sub-group expense

For the six months ended September 30, 2005, APLUS recorded total revenue of ¥40.4 billion on a consolidated basis from its installment shopping credit, credit cards businesses and loan guarantees. This represents 70.1% of total consumer and commercial finance business revenue and is ¥4.1 billion, or 11.6%, higher than the six months ended March 31, 2005. Showa Leasing is our commercial finance platform and provides general and auto leasing, lending and other financing solutions to small and medium-size companies. Showa Leasing recorded revenue of ¥12.1 billion for the six months ended September 30, 2005, or over 21% of total CCF revenue.

**Retail Banking**

The Retail Banking business continued to expand its range of innovative products and focus on empowering the customer. During the first half of fiscal 2005, following the successful launch of Shinsei's "Color your life" campaign, Shinsei added more than 247,000 new *PowerFlex* retail customers, compared to about 194,000 over the same period in the previous fiscal year. As of September 30, 2005, the Retail Banking business had more than 1.5 million retail accounts. Our Retail Banking business was also ranked first in the Nihon Keizai Shimbun's customer satisfaction survey of Japanese financial institutions for the second consecutive year. Total revenue of Retail Banking increased 1.3% to ¥21.5 billion for the six months ended September 30, 2005. The Retail Banking business had total expenses of ¥17.5 billion in the six months ended September 30, 2005, an increase of ¥1.5 billon compared to the same period in the previous fiscal year due primarily to the expansion of distribution channels and increase in customer and product support as a result of growth in retail banking activities. Ordinary business profit was ¥4.0 billion for the six months ended September 30, 2005.

*Table 11. Retail Banking Revenue by Product*

| | Billions of yen | |
|---|---|---|
| | Six months ended September 30, 2005 | Six months ended September 30, 2004 |
| **Retail Banking:** | | |
| Deposit-related and foreign exchange fees | **¥ 9.8** | ¥11.4 |
| Net fund transfer revenue[1] | **6.8** | 6.1 |
| Asset management | **3.2** | 2.7 |
| Loans | **1.5** | 0.9 |
| Total revenue | **¥21.5** | ¥21.2 |

Note:
(1) Related to customer deposits and debentures

Deposit-related and foreign exchange fees mainly include derivatives income on structured deposits and commissions on foreign exchange transactions. This is partly offset by fees we incur in connection with ATMs and funds transfers. Deposits of retail customers increased by over 23% in the six months ended September 30, 2005 due in part to the success of structured deposits, and the total of retail deposits was over ¥2.8 trillion as of September 30, 2005. In the six months ended September 30, 2005, we recorded revenue of ¥9.8 billion from deposits and foreign exchange fees, a decrease of ¥1.5 billion compared to the same period in the previous fiscal year reflecting changes in interest rates affecting the profitability of structured deposits.

Net funds transfer revenue relates to the interest spread on customer deposits and debentures. Net funds transfer revenue grew ¥0.7 billion to ¥6.8 billion in the six months ended September 30, 2005 as a result of growth in retail deposits.

Fees from asset management products increased 16.6% to ¥3.2 billion for the six months ended September 30, 2005 compared to the same period in the previous fiscal year. Loans to retail customers grew 36.4%, or ¥112.2 billion, to ¥420.3 billion as of September 30, 2005. This resulted in Retail Banking recording ¥1.5 billion in revenue from housing loans and other lending products during the six months ended September 30, 2005.

### ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, intercompany eliminations, and corporate level expenses. The ordinary business loss of ¥1.0 billion for the six months ended September 30, 2005 is an improvement of ¥0.8 billion as compared to the same period in the previous fiscal year largely due to lower expenses.

## Financial Condition

### Total Assets

As of September 30, 2005, we had consolidated total assets of ¥9,142.7 billion, a 6.6% increase compared with March 31, 2005. The increase was attributable to loan growth in all key businesses as well as increases in securities and premises and equipment. As of September 30, 2005, our loans and bills discounted balance was ¥3,828.0 billion, ¥397.6 billion, or 11.6%, higher than at March 31, 2005. Corporate loans increased 6.8%, or ¥167.4 billion, to over ¥2.6 trillion and loans to retail customers grew 36.4%, or ¥112.2 billion, to ¥420.3 billion at September 30, 2005. Loans to consumer and commercial finance customers increased ¥42.3 billion to ¥315.0 billion at September 30, 2005.

### Total Liabilities

Our total liabilities, as of September 30, 2005, were ¥8,261.6 billion, an increase of ¥525.8 billion as compared to March 31, 2005. Total deposits, including negotiable certificate of deposits, increased ¥511.5 billion, or 14.8%, to ¥3,964.3 billion at September 30, 2005 mainly due to an increase in retail deposits. Retail deposits grew ¥536.4 billion, or 23.3%, to over ¥2.8 trillion yen as of September 30, 2005. As a result, retail funding as of September 30, 2005 represented 64.7% of total customer deposits and debentures, an increase from 60.9% as of March 31, 2005.

### Shareholders' Equity

Total shareholders' equity as of September 30, 2005 increased ¥33.9 billion, or 4.3%, to ¥820.6 billion compared with March 31, 2005 due largely to an increase of ¥34.0 billion in retained earnings. This was due to profits in each of our three key business lines.

## Summary of Non-Consolidated Interim Statements of Income and Balance Sheets

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the Financial Services Agency (the "FSA") to update and report on Shinsei's achievement of non-consolidated performance targets set forth in its revitalization plan on a quarterly basis, and publicly disclose that information semiannually. Shinsei's plan was initially prepared by the LTCB upon its emergence from nationalization, and we have subsequently updated the plan in August 2001, August 2003 and August 2005.

Shinsei accounts for a substantial portion of our consolidated financial condition and results of operations. For the six months ended September 30, 2005, Shinsei accounted for 103.8% of our consolidated net income and 75.9% of our consolidated total assets. The additional portion of our consolidated assets is attributable to APLUS, Showa Leasing and other subsidiaries. While the consolidated results of operations included profits from APLUS, Showa Leasing and other subsidiaries and affiliates, our consolidated net income is slightly lower than non-consolidated net income due to the amortization of acquired goodwill and intangible assets caused by the consolidation of APLUS and Showa Leasing.

## Asset Quality and Disposal of Problem Loans (Non-Consolidated)

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We generally perform our self-assessment quarterly and at least semi-annually. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. Based on these classifications we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the Japanese Bankers Association for the disclosure of risk-monitored loans.

The table below shows the reduction in the balance of our non-performing loans on a non-consolidated basis:

***Table 12. Claims Classified under the Financial Revitalization Law (Non-Consolidated)***

| | Billions of yen, except percentages | | |
|---|---|---|---|
| | **As of September 30, 2005** | As of September 30, 2004 | As of March 31, 2005 |
| Claims against bankrupt and quasi-bankrupt obligors | **¥ 2.3** | ¥ 9.9 | ¥ 3.1 |
| Doubtful claims | **28.2** | 57.0 | 42.1 |
| Substandard claims | **15.4** | 6.6 | 6.4 |
| Total claims disclosed under the Financial Revitalization Law[1] | **46.0** | 73.7 | 51.7 |
| Normal claims and claims against caution obligors excluding substandard claims | **3,920.9** | 3,598.5 | 3,569.3 |
| Total claims | **¥3,967.0** | ¥3,672.2 | ¥3,621.0 |
| Ratio of total claims disclosed under the Financial Revitalization Law to total claims | **1.2%** | 2.0% | 1.4% |

Note:
(1) Total claims disclosed under the Financial Revitalization Law includes loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

**Coverage Ratios**

As of September 30, 2005, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 90.4% for doubtful claims and 73.6% for substandard claims. For all claims classified under the law, the coverage ratio was 85.3% compared to 94.3% as of March 31, 2005. The decrease in coverage ratio is mainly due to the collection and upgrading of certain claims with high coverage ratios and the increase of claims disclosed with low coverage ratios.

Shinsei directly writes off, rather than reserving, the portion of claims against bankrupt and quasi-bankrupt obligors that are estimated to be uncollectible. In the six months ended September 30, 2005 and the fiscal year ended March 31, 2005, ¥6.7 billion and ¥5.9 billion, respectively, of such claims were written off on a non-consolidated basis.

***Table 13. Coverage Ratios for Non-Performing Claims Disclosed under the Financial Revitalization Law (Non-Consolidated)***

| | Billions of yen, except percentages | | | | |
|---|---|---|---|---|---|
| | | Amounts of coverage | | | |
| | Amount of claims | Reserve for loan losses | Collateral and guarantees | Total | Coverage ratio |
| **As of September 30, 2005** | | | | | |
| Claims against bankrupt and quasi-bankrupt obligors | **¥ 2.3** | **¥ —** | **¥ 2.3** | **¥ 2.3** | **100.0%** |
| Doubtful claims | **28.2** | **21.5** | **4.0** | **25.5** | **90.4** |
| Substandard claims | **15.4** | **5.5** | **5.8** | **11.3** | **73.6** |
| Total | **¥ 46.0** | **¥27.0** | **¥12.2** | **¥ 39.2** | **85.3** |
| As of September 30, 2004 | | | | | |
| Claims against bankrupt and quasi-bankrupt obligors | ¥ 9.9 | ¥ 5.9 | ¥ 4.0 | ¥ 9.9 | 100.0% |
| Doubtful claims | 57.0 | 42.0 | 13.7 | 55.7 | 97.8 |
| Substandard claims | 6.6 | 2.9 | 3.6 | 6.6 | 100.0 |
| Total | ¥ 73.7 | ¥51.0 | ¥21.4 | ¥ 72.4 | 98.3 |
| As of March 31, 2005 | | | | | |
| Claims against bankrupt and quasi-bankrupt obligors | ¥ 3.1 | ¥ — | ¥ 3.1 | ¥ 3.1 | 100.0% |
| Doubtful claims | 42.1 | 30.3 | 9.5 | 39.8 | 94.6 |
| Substandard claims | 6.4 | 2.7 | 3.0 | 5.8 | 89.5 |
| Total | ¥ 51.7 | ¥33.0 | ¥15.7 | ¥ 48.8 | 94.3 |

### Disposal of Problem Claims

Shinsei uses a variety of methods for removing problem loans from its balance sheet, including sales, collections and, prior to the third anniversary of the closing date of the acquisition of LTCB, the return of loans to the DIC pursuant to the cancellation right regarding loan-related assets held by our predecessor, provided by the DIC in connection with the acquisition of our common shares by New LTCB Partners, C.V. in March 2000. The following table sets forth a breakdown of disposals of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors on a non-consolidated basis:

***Table 14. Reduction of Problem Claims as Disclosed under the Financial Revitalization Law (Non-Consolidated)***

| | Billions of yen | | |
|---|---|---|---|
| | **Six months ended September 30, 2005** | Six months ended September 30, 2004 | Year ended March 31, 2005 |
| Write-off/forgiveness | **¥3.9** | ¥ 0.1 | ¥ 2.7 |
| Sale | **0.2** | 7.2 | 8.3 |
| Transferred to the DIC via exercise of cancellation right | **—** | — | 2.3 |
| Collections, net | **1.5** | 16.2 | 32.0 |
| Total | **¥5.7** | ¥23.6 | ¥45.5 |

For the six months ended September 30, 2005, Shinsei disposed of ¥5.7 billion in non-performing claims. Of the total decline, 69.4%, or ¥3.9 billion, was attributable to partial write-offs.

### Reserve for Credit Losses

The following table sets forth a breakdown of our total reserve for credit losses on a non-consolidated basis as of the dates indicated:

***Table 15. Reserve for Credit Losses (Non-Consolidated)***

| | Billions of yen, except percentages | |
|---|---|---|
| | **As of September 30, 2005** | As of March 31, 2005 |
| General reserve for loan losses | **¥ 59.3** | ¥ 56.1 |
| Specific reserve for loan losses | **21.6** | 35.7 |
| Reserve for loans to restructuring countries | **0.0** | 0.0 |
| Subtotal of reserve for loan losses | **81.0** | 91.9 |
| Specific reserve for other credit losses | **33.5** | 32.5 |
| Total reserve for credit losses | **¥ 114.5** | ¥ 124.4 |
| Total claims[1] | **¥3,967.0** | ¥3,621.0 |
| Ratio of total reserve for loan losses to total claims | **2.0%** | 2.5% |
| Ratio of total reserve for credit losses to total claims | **2.9%** | 3.4% |

Note:
(1) Total claims includes loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

### Risk-Monitored Loans

We had ¥90.1 billion in consolidated risk-monitored loans as of September 30, 2005, an increase of ¥10.1 billion compared to March 31, 2005. This increase is a result of new financing for obligors under rehabilitation.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

***Table 16. Risk-Monitored Loans (Consolidated)***

| | Billions of yen, except percentages | |
|---|---|---|
| | **As of September 30, 2005** | As of March 31, 2005 |
| Loans and bills discounted | **¥3,828.0** | ¥3,430.4 |
| Loans to bankrupt obligors (A) | **¥ 3.3** | ¥ 2.6 |
| Non-accrual delinquent loans (B) | **48.2** | 48.1 |
| Total loans (A)+(B) | **51.5** | 50.8 |
| Ratio to total loans and bills discounted | **1.3%** | 1.5% |
| Loans past due for three months or more (C) | **¥ 2.5** | ¥ 5.5 |
| Restructured loans (D) | **36.0** | 23.6 |
| Total risk-monitored loans (A)+(B)+(C)+(D) | **¥ 90.1** | ¥ 80.0 |
| Ratio to total loans and bills discounted | **2.4%** | 2.3% |
| Reserve for credit losses | **¥ 155.9** | ¥ 149.7 |

*Table 17. Risk-Monitored Loans (Non-Consolidated)*

| | Billions of yen, except percentages | |
|---|---|---|
| | **As of September 30, 2005** | As of March 31, 2005 |
| Loans and bills discounted | **¥3,788.0** | ¥3,443.7 |
| Loans to bankrupt obligors (A) | **¥ 1.5** | ¥ 2.3 |
| Non-accrual delinquent loans (B) | **27.5** | 41.2 |
| Total loans (A)+(B) | **29.1** | 43.5 |
| Ratio to total loans and bills discounted | **0.8%** | 1.3% |
| Loans past due for three months or more (C) | **¥ 0.1** | ¥ 3.1 |
| Restructured loans (D) | **15.2** | 3.3 |
| Total risk-monitored loans (A)+(B)+(C)+(D) | **¥ 44.5** | ¥ 50.0 |
| Ratio to total loans and bills discounted | **1.2%** | 1.5% |
| Reserve for credit losses | **¥ 114.5** | ¥ 124.4 |

**Capital Ratios**

Our consolidated capital adequacy ratio as of September 30, 2005 was 12.16%, compared with 11.78% as of March 31, 2005. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, also increased from 7.00% as of March 31, 2005 to 7.47% as of September 30, 2005. The principal reason for improvement in the capital ratios at September 30, 2005 was the increase of Tier I capital as the result of earnings recorded in the six months ended September 30, 2005, and amortization of intangible assets and acquired goodwill as the result of the purchase of APLUS and Showa Leasing, in spite of increase of risk assets.

The amount of our net deferred tax assets, or the difference between our deferred tax assets and our deferred tax liabilities, represented 1.8% of our Tier I capital as of September 30, 2005, compared to 0.9% as of March 31, 2005. The increase of our net deferred tax assets ratio was mainly caused by a decrease of deferred tax liabilities resulting from the amortization of intangible assets.

*Table 18. Consolidated Capital Ratios*

| | Billions of yen, except percentages | |
|---|---|---|
| | **As of September 30, 2005** | As of March 31, 2005 |
| Basic items (Tier I): | | |
| Capital stock | **¥ 451.2** | ¥ 451.2 |
| Intangible assets and goodwill | **(302.2)** | (321.2) |
| Total Tier I (A) | **517.6** | 463.0 |
| Supplementary items (Tier II): | | |
| General reserve for loan losses | **43.2** | 41.3 |
| Perpetual subordinated debt and bonds | **248.7** | 246.3 |
| Non-perpetual subordinated debt and bonds | **61.0** | 51.0 |
| Total | **353.0** | 338.6 |
| Amount eligible for inclusion in capital (B) | **353.0** | 338.6 |
| Deduction (C) | **(28.6)** | (22.7) |
| Total capital (D) [(A)+(B)–(C)] | **¥ 842.0** | ¥ 778.9 |
| Risk assets: | | |
| On-balance sheet items | **¥4,876.0** | ¥4,624.6 |
| Off-balance sheet items | **2,044.6** | 1,986.2 |
| Total (E) | **¥6,920.7** | ¥6,610.9 |
| Consolidated capital adequacy ratio (D) / (E) | **12.16%** | 11.78% |
| Consolidated Tier I capital ratio (A) / (E) | **7.47** | 7.00 |

# Consolidated Interim Balance Sheets (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
September 30, 2005 and 2004, and March 31, 2005

| | Millions of yen | | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|---|
| | **Sept. 30, 2005** | Sept. 30, 2004 | Mar. 31, 2005 | **Sept. 30, 2005** |
| **ASSETS** | | | | |
| Cash and due from banks (Notes 3 and 20) | **¥ 352,584** | ¥ 468,901 | ¥ 277,593 | **$ 3,114,425** |
| Call loans | **117,000** | 50,866 | 70,000 | **1,033,478** |
| Collateral related to securities borrowing transactions | **5,232** | 146,333 | 3,744 | **46,219** |
| Other monetary claims purchased (Note 4) | **244,387** | 233,881 | 320,379 | **2,158,712** |
| Trading assets (Notes 5, 20 and 30) | **119,876** | 443,634 | 168,501 | **1,058,884** |
| Monetary assets held in trust (Notes 6 and 20) | **393,694** | 429,588 | 372,224 | **3,477,558** |
| Securities (Notes 7 and 20) | **1,678,291** | 1,339,840 | 1,478,219 | **14,824,584** |
| Loans and bills discounted (Notes 8, 20 and 29) | **3,828,070** | 3,074,644 | 3,430,421 | **33,813,893** |
| Foreign exchanges (Note 16) | **12,881** | 12,361 | 8,550 | **113,788** |
| Other assets (Notes 9, 20 and 30) | **868,421** | 711,800 | 850,440 | **7,670,891** |
| Premises and equipment (Notes 10, 20 and 27) | **419,404** | 106,215 | 418,938 | **3,704,656** |
| Deferred discounts on and issuance expenses for debentures | **206** | 264 | 284 | **1,826** |
| Deferred tax assets | **26,639** | 26,019 | 24,623 | **235,307** |
| Consolidation goodwill, net | **229,614** | 200,841 | 244,042 | **2,028,219** |
| Customers' liabilities for acceptances and guarantees (Note 19) | **1,002,462** | 1,237,801 | 1,058,161 | **8,854,891** |
| Reserve for credit losses (Note 11) | **(155,980)** | (157,597) | (149,799) | **(1,377,796)** |
| **Total assets** | **¥9,142,786** | ¥8,325,396 | ¥8,576,328 | **$80,759,535** |
| **LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Liabilities:** | | | | |
| Deposits, including negotiable certificates of deposit (Notes 12 and 20) | **¥3,964,390** | ¥3,168,831 | ¥3,452,813 | **$35,018,024** |
| Debentures (Note 13) | **1,181,728** | 1,333,211 | 1,242,632 | **10,438,379** |
| Call money | **170,664** | 173,397 | 204,295 | **1,507,501** |
| Payables under repurchase agreements (Note 20) | **—** | 44,994 | — | **—** |
| Collateral related to securities lending transactions (Note 20) | **5,672** | — | — | **50,103** |
| Commercial paper | **77,800** | 11,086 | 13,300 | **687,218** |
| Trading liabilities (Notes 14 and 30) | **80,083** | 72,506 | 69,101 | **707,385** |
| Borrowed money (Notes 15 and 20) | **1,166,966** | 656,108 | 1,160,265 | **10,307,977** |
| Foreign exchanges (Note 16) | **170** | 12 | 20 | **1,507** |
| Corporate bonds (Note 17) | **82,016** | 29,528 | 88,344 | **724,464** |
| Other liabilities (Notes 18, 20 and 30) | **501,842** | 805,479 | 412,763 | **4,432,847** |
| Accrued employees bonuses | **7,026** | 5,791 | 10,276 | **62,070** |
| Reserve for retirement benefits | **3,237** | 1,589 | 3,376 | **28,598** |
| Reserve for loss on disposition of premises and equipment | **153** | 153 | 153 | **1,351** |
| Reserve for loss on sale of bonds | **—** | 1,529 | — | **—** |
| Reserve under special law | **2** | 0 | 2 | **18** |
| Deferred tax liabilities | **17,419** | 18,584 | 20,262 | **153,869** |
| Acceptances and guarantees (Notes 19 and 20) | **1,002,462** | 1,237,801 | 1,058,161 | **8,854,891** |
| **Total liabilities** | **8,261,635** | 7,560,605 | 7,735,769 | **72,976,202** |
| **Minority interests in subsidiaries** | **60,487** | 1,069 | 53,891 | **534,294** |
| **Shareholders' equity:** | | | | |
| Capital stock (Notes 21 and 22): | | | | |
| Common stock | **180,853** | 180,853 | 180,853 | **1,597,507** |
| Preferred stock | **270,443** | 270,443 | 270,443 | **2,388,863** |
| Capital surplus | **18,558** | 18,558 | 18,558 | **163,929** |
| Retained earnings | **345,056** | 288,082 | 311,039 | **3,047,934** |
| Net unrealized gain on securities available-for-sale, net of taxes | **2,794** | 3,452 | 3,043 | **24,682** |
| Foreign currency translation adjustments | **2,968** | 2,333 | 2,738 | **26,224** |
| Treasury stock, at cost (Note 22) | **(11)** | (2) | (9) | **(100)** |
| **Total shareholders' equity** | **820,663** | 763,721 | 786,667 | **7,249,039** |
| **Total liabilities, minority interests in subsidiaries and shareholders' equity** | **¥9,142,786** | ¥8,325,396 | ¥8,576,328 | **$80,759,535** |

See accompanying "Notes to Consolidated Interim Financial Statements (Unaudited)," which are an integral part of these statements.

## Consolidated Interim Statements of Income (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2004, and the fiscal year ended March 31, 2005

| | Millions of yen | | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|---|
| | **Sept. 30, 2005 (6 months)** | Sept. 30, 2004 (6 months) | Mar. 31, 2005 (1 year) | **Sept. 30, 2005 (6 months)** |
| Interest income: | | | | |
| Interest on loans and bills | **¥50,816** | ¥29,639 | ¥ 77,379 | **$448,867** |
| Interest and dividends on securities | **8,370** | 7,092 | 15,862 | **73,941** |
| Interest on deposits with banks | **1,176** | 1,650 | 2,834 | **10,391** |
| Other interest income | **946** | 3,154 | 5,320 | **8,360** |
| **Total interest income** | **61,309** | 41,536 | 101,396 | **541,559** |
| Interest expenses: | | | | |
| Interest on deposits, including negotiable certificates of deposit | **8,074** | 7,283 | 13,671 | **71,321** |
| Interest and discounts on debentures | **2,621** | 3,203 | 6,184 | **23,153** |
| Interest on other borrowings | **8,484** | 5,173 | 13,550 | **74,941** |
| Other interest expenses | **2,022** | 504 | 1,090 | **17,865** |
| **Total interest expenses** | **21,201** | 16,165 | 34,497 | **187,280** |
| **Net interest income** | **40,107** | 25,371 | 66,899 | **354,279** |
| Fees and commissions income | **34,239** | 12,802 | 47,366 | **302,445** |
| Fees and commissions expenses | **10,740** | 4,481 | 14,951 | **94,875** |
| **Net fees and commissions** | **23,498** | 8,320 | 32,414 | **207,570** |
| **Net trading income** (Note 23) | **12,743** | 15,325 | 23,992 | **112,566** |
| Other business income, net: | | | | |
| Income on monetary assets held in trust, net | **6,669** | 8,351 | 16,879 | **58,911** |
| Net gain on securities and foreign exchanges | **14,014** | 3,193 | 7,030 | **123,793** |
| Other, net (Note 24) | **33,379** | 12,073 | 30,603 | **294,848** |
| **Net other business income** | **54,063** | 23,618 | 54,512 | **477,552** |
| **Total revenue** | **130,414** | 72,635 | 177,819 | **1,151,967** |
| General and administrative expenses: | | | | |
| Personnel expenses | **28,813** | 18,277 | 42,979 | **254,511** |
| Premises expenses | **9,905** | 4,737 | 14,648 | **87,500** |
| Technology and data processing expenses | **8,186** | 4,386 | 11,522 | **72,308** |
| Advertising expenses | **4,158** | 2,005 | 6,074 | **36,736** |
| Consumption and property taxes | **3,991** | 2,640 | 5,840 | **35,260** |
| Deposit insurance premium | **1,153** | 1,057 | 2,115 | **10,192** |
| Other general and administrative expenses | **10,794** | 6,135 | 14,136 | **95,346** |
| **Total general and administrative expenses** | **67,003** | 39,241 | 97,317 | **591,853** |
| **Net business profit** | **63,410** | 33,394 | 80,502 | **560,114** |
| Net credit costs (recoveries) (Note 25) | **14,562** | (10,650) | (989) | **128,632** |
| Amortization of consolidation goodwill and other intangibles | **14,689** | — | 8,837 | **129,754** |
| Other gains (losses), net (Note 26) | **1,654** | (3,112) | (7,057) | **14,612** |
| **Income before income taxes and minority interests** | **35,812** | 40,932 | 65,597 | **316,340** |
| Income tax (benefit): | | | | |
| Current | **1,733** | 630 | 1,438 | **15,312** |
| Deferred | **(4,885)** | (539) | (3,444) | **(43,154)** |
| Minority interests in net income of subsidiaries | **1,258** | 52 | 168 | **11,115** |
| **Net income** | **¥37,706** | ¥40,789 | ¥ 67,435 | **$333,067** |
| | Yen | | | U.S. dollars (Note 1) |
| **Basic net income per common share** (Note 31) | **¥26.33** | ¥28.60 | ¥46.78 | **$0.23** |
| **Diluted net income per common share** (Note 31) | **18.71** | 21.16 | 34.98 | **0.17** |

See accompanying "Notes to Consolidated Interim Financial Statements (Unaudited)," which are an integral part of these statements.

# Consolidated Interim Statements of Shareholders' Equity (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2004, and the fiscal year ended March 31, 2005

| | Millions of yen | | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|---|
| | **Sept. 30, 2005 (6 months)** | Sept. 30, 2004 (6 months) | Mar. 31, 2005 (1 year) | **Sept. 30, 2005 (6 months)** |
| **Common stock:** | | | | |
| Balance at beginning of period | **¥180,853** | ¥180,853 | ¥180,853 | **$1,597,507** |
| Balance at end of period | **180,853** | 180,853 | 180,853 | **1,597,507** |
| **Preferred stock:** | | | | |
| Balance at beginning of period | **270,443** | 270,443 | 270,443 | **2,388,863** |
| Balance at end of period | **270,443** | 270,443 | 270,443 | **2,388,863** |
| **Capital surplus:** | | | | |
| Balance at beginning of period | **18,558** | 18,558 | 18,558 | **163,929** |
| Balance at end of period | **18,558** | 18,558 | 18,558 | **163,929** |
| **Retained earnings:** | | | | |
| Balance at beginning of period | **311,039** | 250,737 | 250,737 | **2,747,455** |
| Dividends paid | **(3,688)** | (3,444) | (7,133) | **(32,585)** |
| Bonuses to directors of consolidated subsidiaries | **(0)** | — | — | **(3)** |
| Net income | **37,706** | 40,789 | 67,435 | **333,067** |
| Balance at end of period | **345,056** | 288,082 | 311,039 | **3,047,934** |
| **Net unrealized gain on securities available-for-sale, net of taxes:** | | | | |
| Balance at beginning of period | **3,043** | 7,154 | 7,154 | **26,884** |
| Net change during the period | **(249)** | (3,701) | (4,110) | **(2,202)** |
| Balance at end of period | **2,794** | 3,452 | 3,043 | **24,682** |
| **Foreign currency translation adjustments:** | | | | |
| Balance at beginning of period | **2,738** | 2,255 | 2,255 | **24,185** |
| Net change during the period | **230** | 78 | 482 | **2,039** |
| Balance at end of period | **2,968** | 2,333 | 2,738 | **26,224** |
| **Treasury stock, at cost:** | | | | |
| Balance at beginning of period | **(9)** | (1) | (1) | **(82)** |
| Purchase of treasury stock | **(2)** | (1) | (8) | **(18)** |
| Balance at end of period | **(11)** | (2) | (9) | **(100)** |
| **Total shareholders' equity** | **¥820,663** | ¥763,721 | ¥786,667 | **$7,249,039** |

See accompanying "Notes to Consolidated Interim Financial Statements (Unaudited)," which are an integral part of these statements.

# Consolidated Interim Statements of Cash Flows (Unaudited)

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2004, and the fiscal year ended March 31, 2005

| | Millions of yen | | | Thousands of U.S. dollars (Note 1) |
|---|---|---|---|---|
| | Sept. 30, 2005 (6 months) | Sept. 30, 2004 (6 months) | Mar. 31, 2005 (1 year) | Sept. 30, 2005 (6 months) |
| **Cash flows from operating activities:** | | | | |
| Income before income taxes and minority interests | ¥ **35,812** | ¥ 40,932 | ¥ 65,597 | $ **316,340** |
| Adjustments for: | | | | |
| Income tax paid | **(1,822)** | (737) | (1,397) | **(16,101)** |
| Depreciation | **70,729** | 1,724 | 3,706 | **624,764** |
| Amortization of consolidation goodwill and other intangibles | **14,689** | — | 8,837 | **129,754** |
| Net change in reserve for credit losses | **6,177** | (20,322) | (28,083) | **54,565** |
| Net change in other reserves | **(3,388)** | (3,436) | (869) | **(29,931)** |
| Interest income | **(61,309)** | (41,536) | (101,396) | **(541,559)** |
| Interest expenses | **21,201** | 16,165 | 34,497 | **187,280** |
| Investment gains | **(3,598)** | (8,352) | (14,183) | **(31,788)** |
| Net exchange gain | **(53)** | (7,297) | (4,850) | **(476)** |
| Net change in trading assets | **48,625** | 169,918 | 466,594 | **429,518** |
| Net change in trading liabilities | **10,981** | 126,791 | (23,130) | **97,004** |
| Net change in loans and bills discounted | **(396,993)** | (149,834) | (506,571) | **(3,506,702)** |
| Net change in deposits, including negotiable certificates of deposit | **511,576** | 434,341 | 718,324 | **4,518,829** |
| Net change in debentures | **(60,903)** | (26,406) | (115,388) | **(537,973)** |
| Net change in borrowed money (other than subordinated debt) | **(3,299)** | (9,538) | 56,030 | **(29,147)** |
| Net change in corporate bonds (other than subordinated corporate bonds) | **(4,333)** | — | 9,357 | **(38,278)** |
| Net change in deposits with banks | **29,438** | (24,522) | 136,664 | **260,036** |
| Net change in call loans, collateral related to securities borrowing transactions and other monetary claims purchased | **29,518** | (164,593) | (128,397) | **260,744** |
| Net change in call money, payables under repurchase agreements, collateral related to securities lending transactions and commercial paper | **36,540** | (330,212) | (386,959) | **322,769** |
| Net change in foreign exchange assets | **(4,331)** | (2,870) | 939 | **(38,257)** |
| Net change in foreign exchange liabilities | **149** | 7 | 16 | **1,325** |
| Interest received | **67,968** | 50,085 | 122,569 | **600,377** |
| Interest paid | **(19,903)** | (15,218) | (33,534) | **(175,812)** |
| Net change in securities for trading purposes | **(27,790)** | 18,320 | 24,381 | **(245,480)** |
| Net change in monetary assets held in trust for trading purposes | **(4,975)** | (122,718) | 12,454 | **(43,945)** |
| Net change in leased assets | **(68,499)** | — | — | **(605,065)** |
| Other, net | **(2,880)** | 55,203 | (83,158) | **(25,440)** |
| Total adjustments | **183,514** | (55,038) | 166,451 | **1,621,011** |
| Net cash provided by (used in) operating activities | **219,327** | (14,106) | 232,048 | **1,937,351** |
| **Cash flows from investing activities:** | | | | |
| Purchase of investments | **(1,887,545)** | (1,758,542) | (4,471,140) | **(16,672,960)** |
| Proceeds from sales of investments | **368,956** | 298,563 | 652,188 | **3,259,046** |
| Proceeds from maturity of investments | **1,392,514** | 1,510,667 | 3,589,334 | **12,300,279** |
| Purchase of premises and equipment other than leased assets | **(2,797)** | (4,102) | (7,301) | **(24,708)** |
| Proceeds from sales of premises and equipment other than leased assets | **954** | 26 | 595 | **8,433** |
| Net payment for acquisition of new subsidiaries | — | — | (75,875) | — |
| Net proceeds from acquisition of new subsidiaries | — | 10,020 | 10,020 | — |
| Proceeds from sale of subsidiary's stock | **9,116** | — | — | **80,526** |
| Other, net | — | 244 | 1,380 | — |
| Net cash (used in) provided by investing activities | **(118,800)** | 56,877 | (300,798) | **(1,049,384)** |
| **Cash flows from financing activities:** | | | | |
| Repayment of subordinated debt | **10,000** | — | (19,000) | **88,331** |
| Proceeds from issuance of subordinated corporate bonds | — | — | 50,000 | — |
| Payment for redemption of subordinated corporate bonds | **(3,000)** | (1,570) | (2,570) | **(26,500)** |
| Proceeds from issuance of preferred shares to minority shareholders of subsidiaries | — | — | 52,500 | — |
| Dividends paid | **(3,688)** | (3,444) | (7,133) | **(32,583)** |
| Purchase of treasury stock | **(2)** | (1) | (3) | **(18)** |
| Net cash provided by (used in) financing activities | **3,309** | (5,015) | 73,793 | **29,230** |
| **Foreign currency translation adjustments on cash and cash equivalents** | **3** | 16 | 3 | **31** |
| **Net change in cash and cash equivalents** | **103,839** | 37,771 | 5,047 | **917,228** |
| **Cash and cash equivalents at beginning of period** | **162,226** | 157,178 | 157,178 | **1,432,966** |
| **Cash and cash equivalents at end of period** (Note 3) | ¥ **266,065** | ¥ 194,950 | ¥ 162,226 | $ **2,350,194** |

See accompanying "Notes to Consolidated Interim Financial Statements (Unaudited)," which are an integral part of these statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

# Notes to Consolidated Interim Financial Statements (Unaudited)

## 1. Basis of Presentation

The accompanying consolidated interim financial statements of Shinsei Bank, Limited (the "Bank") and its consolidated subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of accounting principles generally accepted in Japan and in conformity with the Banking Law of Japan, and compiled from the consolidated interim financial statements prepared under the provisions set forth in the Accounting Standards for Consolidated Interim Financial Statements (the Business Accounting Deliberation Council, March 13, 1998) and the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Certain reclassifications and rearrangements have been made to the consolidated interim financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under accounting principles generally accepted in Japan, but is presented herein for the convenience of readers.

The preparation of consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Securities and Exchange Law of Japan, yen amounts, except for per share amounts, are presented in millions of yen and are rounded down to the nearest million. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The consolidated interim financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥113.21 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the prime minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law of Japan, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

In the fiscal year ended March 31, 2004, the Bank completed an initial public offering of its shares and became listed on the First Section of the Tokyo Stock Exchange on February 19, 2004. The Bank's then controlling shareholder, New LTCB Partners C.V., offered the shares sold in the initial public offering. Following the initial public offering, the Bank also completed a secondary share offering on February 17, 2005. Prior to the secondary offering, the Bank's controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of the Bank's outstanding common shares in the secondary offering.

## 2. Summary of Significant Accounting Policies

**(a) Principles of Consolidation**

The Group applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are to be fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are to be accounted for by the equity method.

The number of consolidated subsidiaries and affiliates as of September 30, 2005 and 2004 was as follows:

| | As of September 30, 2005 | 2004 |
|---|---|---|
| Consolidated subsidiaries | **77** | 66 |
| Affiliates accounted for using the equity method | **8** | 5 |

Unconsolidated subsidiaries as of September 30, 2005: 78

Unconsolidated subsidiaries are mainly operating companies that undertake leasing business based on the Tokumei Kumiai system (Silent Partnership). These subsidiaries are excluded from consolidation because they are not material to the financial condition or result of operations of the Group.

Major consolidated subsidiaries as of September 30, 2005 were as listed below:

| Name | Location | Percentage ownership |
|---|---|---|
| APLUS Co., Ltd. | Japan | 64.0% |
| Showa Leasing Co., Ltd. | Japan | 96.5% |
| Shinsei Trust & Banking Co., Ltd. | Japan | 100.0% |
| Shinsei Securities Co., Ltd. | Japan | 100.0% |

All significant intercompany transactions, related account balances and unrealized profits and losses have been eliminated in consolidation. As of September 30, 2005, the six month period ending dates are September 30 for 57 subsidiaries, July 31 for 3 subsidiaries and June 30 for 17 subsidiaries, of which one subsidiary is consolidated using its September 30 interim financial statements and the other subsidiaries are consolidated using the July 31 and the June 30 interim financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of the six month period to the date of the consolidated interim financial statements.

**(b) Goodwill and Other Intangible Assets**

The Bank recognized certain identifiable intangible assets in connection with the acquisition of APLUS and Showa Leasing because they arose from contractual or other legal rights, or were separable. The identified intangible assets with amortization method and period were as listed below:

**APLUS Co., Ltd.**

| Identified intangible assets | Amortization method | Amortization period |
|---|---|---|
| Trade name and trade marks | Straight-line | 10 years |
| Customer relationship | Sum-of-the-years digits | 10 years |
| Merchant relationship | Sum-of-the-years digits | 20 years |

**Showa Leasing Co., Ltd.**

| Identified intangible assets | Amortization method | Amortization period |
|---|---|---|
| Trade name | Straight-line | 10 years |
| Customer relationship | Sum-of-the-years digits | 20 years |
| Maintenance component contracts | Straight-line based on individual contract | Subject to the remaining contract years |
| Sublease contracts | Straight-line based on individual contract | Subject to the remaining contract years |

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as consolidation goodwill and will be amortized on a straight-line basis over 20 years. The amortization period is the maximum period allowed under accounting principles generally accepted in Japan and was determined based upon the Bank's business strategy. However, both APLUS and Showa Leasing had significant tax loss carryforwards and deductible temporary differences which were not recognized by the Bank at the time of the acquisition due to uncertainty concerning their ultimate realization. Had the Bank recognized the related deferred tax assets at the time of the acquisition, consolidation goodwill would have been reduced. Under Japanese GAAP, any future recognition of the benefits of the tax loss carryforwards or temporary differences (the carryforward period for tax loss carryforwards being generally limited to seven years) that existed at the acquisition would result in accelerated goodwill amortization in the period after acquisition. Any unamortized balances of identified intangible assets and consolidation goodwill are subject to impairment testing.

**(c) Translation of Foreign Currency Financial Statements and Transactions**

The interim financial statements of consolidated foreign subsidiaries are translated into Japanese yen at exchange rates as of their respective interim balance sheet dates, except for shareholders' equity, which is translated at the historical exchange rates. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity in the accompanying consolidated interim balance sheets.

(i) Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the interim balance sheet date, except for investments in unconsolidated subsidiaries and affiliates which are translated at the relevant historical exchange rates.

(ii) Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

**(d) Cash and Cash Equivalents**

Cash and cash equivalents consist of cash on hand and non-interest-bearing deposits.

**(e) Other Monetary Claims Purchased**
The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income (losses).

**(f) Valuation of Trading Account Activities**
Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the period, which reflects liquidation and credit risks.

Trading revenue and trading expenses include the interest received and paid during the period and the gains or losses resulting from the change in the value of securities, monetary claims purchased, and derivatives between the beginning and the end of the period.

**(g) Monetary Assets Held in Trust**
The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income (losses). Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity.

Instruments held in trust classified as available-for-sale for which fair value is not readily determinable are carried at cost.

**(h) Securities**
Securities other than investments in unconsolidated subsidiaries and affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains/losses recorded in income.

Securities being held to maturity are debt securities for which the Group has both the positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost determined by the moving average method.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity. The cost of sales of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

In addition, investments in unconsolidated subsidiaries that are not accounted for by the equity method are carried at cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

**(i) Premises and Equipment**
Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of the Group's buildings and the Bank's computer equipment (including ATMs) other than personal computers is computed principally using the straight-line method, and depreciation of other equipment is computed principally using the declining-balance method. Principal estimated useful lives of buildings and equipment as of September 30, 2005 were as follows:

| | |
|---|---|
| Buildings | 3 years to 50 years |
| Equipment | 2 years to 15 years |

**(j) Software**
Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly five or eight years). Capitalized software for internal use is included in other assets.

**(k) Impairment of Long-Lived Assets**
Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. As a result of the impairment review, no impairment loss was recognized for the six month periods ended September 30, 2005 and 2004.

**(l) Deferred Charges**
Deferred charges are amortized as follows.

The Bank's deferred issuance expenses for corporate bonds are amortized by the straight-line method over the shorter of the terms of the corporate bonds or the maximum three-year period stipulated in the Japanese Commercial Code (the "Code") and its regulations.

Deferred discounts on debentures are amortized by the straight-line method over the terms of the debentures.

Deferred issuance expenses for debentures are amortized by the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Code and its regulations.

Consolidated subsidiaries' deferred issuance expenses for corporate bonds are amortized by the straight-line method over the terms of the corporate bonds.

Formation costs and stock issuance costs of consolidated subsidiaries are charged to income in the period incurred.

**(m) Reserve for Credit Losses**
The reserve for loan losses of the Bank and the consolidated domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

Under "Warranty of Loan-Related Assets" described in the Share Purchase Agreement, a precondition of exercise of the cancellation right was the existence of a defect and a 20% reduction in value. To estimate the reserve amount for the Bank up to September 30, 2004, the precondition of exercise of the cancellation right was taken into account. Where conclusions as to the exercise of the cancellation right were reached after the application deadline for exercising the cancellation right under the "Warranty" clause date of expiration, adjustments were made to reserve for credit losses in the period in which such events occurred. During the year ended March 31, 2005, all disputes with the DIC were settled and our cancellation right under the Share Purchase Agreement was entirely terminated.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The Bank applies the "discounted cash flow method" (hereinafter referred to as the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flow, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been established based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts audits of these assessments, and additional reserves may be provided based on the audit results.

For collateralized or guaranteed claims to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥6,797 million (U.S.$60,045 thousand) and ¥11,313 million as of September 30, 2005 and 2004, respectively.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it but the return of which the DIC has not yet accepted, as well as a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans and certain litigation claims.

The consolidated subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual historical loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

**(n) Accrued Employees Bonuses**
The accrued employees bonuses are provided in the amount of estimated bonuses, which are attributable to each period.

**(o) Reserve for Retirement Benefits**
The Bank, APLUS and Showa Leasing each have a non-contributory

defined benefit pension plan and certain of its consolidated domestic subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gain/loss and prior service costs are amortized using the straight-line method over the average remaining service period mainly from the period of occurrence.

Effective April 1, 2000, the Bank adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation for the Bank of ¥9,081 million is being amortized using the straight-line method over 15 years.

**(p) Reserve for Loss on Disposition of Premises and Equipment**

The reserve for loss on disposition of premises and equipment includes the estimated amount of loss reasonably calculated based on quotations, etc. with respect to expenses for the move of branches and/or offices.

**(q) Reserve for Loss on Sale of Bonds**

The reserve for loss on sale of bonds is established when the Bank officially plans a sale of specific bonds, and is determined based on the estimated loss on the sale of bonds net of the gain or loss on the cancellation of derivatives designated as hedges for those bonds.

**(r) Reserve under Special Law**

The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with Article 51 of the Securities and Exchange Law of Japan.

**(s) Accounting for Lease Transactions as Lessee**

Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if the required as if "capitalized" information is disclosed in the notes to the consolidated interim financial statements. All leases entered into by the Bank and its consolidated domestic subsidiaries as lessee have been accounted for as operating leases.

**(t) Accounting for Lease Transactions as Lessor**

Lease and rental income is recognized at the due date of each lease payment according to the lease contracts. Leased assets held by consolidated domestic subsidiaries as lessor are amortized using the straight-line method over the leasing periods.

**(u) Installment Sales Finance and Credit Guarantees**

Fees from customers of installment sales finance have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income either when they become due (the "sum-of-the-months digits method"), or otherwise have been recognized using the credit-balance method depending on the contract terms.

Fees from credit guarantees have been recognized either by the sum-of-the-months digits method, by the straight-line method, or by the credit-balance method depending on the contract terms.

**(v) Income Taxes**

Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize deferred income taxes.

The Bank files its corporate income tax return under the consolidated corporation tax system, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly owned domestic subsidiaries.

A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

**(w) Appropriation of Retained Earnings**

Cash dividends and transfers to legal reserve are recorded in the period that the relevant proposed appropriation of retained earnings is approved by the Board of Directors and noticed at the general meeting of shareholders.

**(x) Derivatives and Hedge Accounting**

Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the profits and losses on the hedged items are realized.

The gross amounts of deferred hedge losses and deferred hedge gains recorded as a result of deferral hedge accounting were ¥1,914 million (U.S.$16,914 thousand) and ¥4,396 million (U.S.$38,831 thousand) as of September 30, 2005 and ¥6,978 million and ¥4,328 million as of September 30, 2004, respectively. The net amounts were included in either other assets or other liabilities.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the net payments or receipts under the swap agreements are recognized and included in interest expense or income.

(i) Hedge of interest rate risks

Prior to April 1, 2003, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks, and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the Japanese Institute of Certified Public Accountants (the "JICPA"). Effective April 1, 2003, the Bank adopted portfolio hedging in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio hedge is accessed by each group.

Deferred hedge losses and deferred hedge gains previously recorded on the consolidated balance sheet as a result of macro hedge accounting are being amortized as expenses or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses and deferred hedge gains attributable to macro hedge accounting were ¥124 million (U.S.$1,104 thousand) and ¥70 million (U.S.$621 thousand) as of September 30, 2005 and ¥1,199 million and ¥717 million as of September 30, 2004, respectively. The net amounts were included in deferred losses on derivatives for hedging purposes in other assets.

The consolidated domestic leasing subsidiaries partly apply deferral hedge accounting in accordance with Industry Audit Committee Report No. 19 of the JICPA.

(ii) Hedge of foreign exchange fluctuation risks

Fund swap and certain currency swap transactions are accounted for using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA. Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange contracts bought or sold with regard to the corresponding fund borrowing or lending. Such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

(iii) Inter-company and intra-company derivative transactions

Gains/losses on inter-company and intra-company derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No. 24 and No. 25. As a result, in the banking book, realized gains/losses on such inter-company and intra-company transactions are reported in current earnings and valuation gains/losses are deferred as assets/liabilities. On the other hand, in the trading book, realized gains/losses and valuation gains/losses on such inter-company and intra-company transactions are substantially offset with covering contracts entered into with third parties.

**(y) Per Share Information**

Basic net income per common share calculations represent net income available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective period, retroactively adjusted for stock splits and/or reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which include preferred

shares and stock acquisition rights, assuming that all preferred shares were converted into common stock at the beginning of the period with an applicable adjustment for related dividends on preferred stock, and that stock acquisition rights were fully exercised at the time of the beginning of the period.

Cash dividends per common share and per Class A and Class B preferred shares presented in the accompanying consolidated interim statements of income are interim dividends applicable to the respective periods to be paid after the end of the periods, which are retroactively adjusted for stock splits and/or reverse stock splits.

***(z) Reclassifications***

Certain reclassifications have been made to the consolidated interim financial statements for the six months ended September 30, 2004 to conform to the presentation for the six months ended September 30, 2005.

## 3. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at end of period and cash and due from banks in the consolidated interim balance sheets as of September 30, 2005 and 2004 was as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Cash and due from banks | **¥352,584** | ¥ 468,901 | **$3,114,425** |
| Interest-bearing deposits included in due from banks | **(86,518)** | (273,951) | **(764,231)** |
| Cash and cash equivalents at end of period | **¥266,065** | ¥ 194,950 | **$2,350,194** |

## 4. Other Monetary Claims Purchased

(a) Other monetary claims purchased as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Trading purposes | **¥151,471** | ¥151,674 | **$1,337,967** |
| Other | **92,916** | 82,207 | **820,745** |
| **Total** | **¥244,387** | ¥233,881 | **$2,158,712** |

(b) The fair value and unrealized gain or loss of other monetary claims purchased for trading purposes as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | Thousands of U.S. dollars | |
|---|---|---|---|---|---|---|
| | As of September 30, | | | | | |
| | **2005** | | 2004 | | **2005** | |
| | Fair value | Unrealized loss | Fair value | Unrealized gain | Fair value | Unrealized loss |
| Trading purposes | **¥151,471** | **¥(805)** | ¥151,674 | ¥1,464 | **$1,337,968** | **$(7,114)** |

## 5. Trading Assets

Trading assets as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Trading securities | **¥ 4,656** | ¥269,369 | **$ 41,132** |
| Derivatives for trading securities | **8,261** | 1,287 | **72,976** |
| Securities held to hedge trading transactions | **41,833** | 101,045 | **369,521** |
| Derivatives for securities held to hedge trading transactions | **854** | — | **7,549** |
| Trading-related financial derivatives | **64,269** | 71,931 | **567,706** |
| **Total** | **¥119,876** | ¥443,634 | **$1,058,884** |

## 6. Monetary Assets Held in Trust

(a) Monetary assets held in trust as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Trading purposes | **¥223,233** | ¥353,431 | **$1,971,854** |
| Other | **170,460** | 76,157 | **1,505,704** |
| **Total** | **¥393,694** | ¥429,588 | **$3,477,558** |

(b) The fair value and unrealized loss of monetary assets held in trust for trading purposes as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | Thousands of U.S. dollars | |
|---|---|---|---|---|---|---|
| | As of September 30, | | | | | |
| | **2005** | | 2004 | | **2005** | |
| | Fair value | Unrealized loss | Fair value | Unrealized loss | Fair value | Unrealized loss |
| Trading purposes | **¥223,233** | **¥(6,071)** | ¥353,431 | ¥(3,428) | **$1,971,854** | **$(53,630)** |

(c) The acquisition cost and the book value of monetary assets held in trust for other than trading purposes as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | As of September 30, 2005 | | | | As of September 30, 2004 | | | |
| | Acquisition cost | Gross unrealized gain | Gross unrealized loss | Book value | Acquisition cost | Gross unrealized gain | Gross unrealized loss | Book value |
| Other | ¥170,460 | ¥ — | ¥ — | ¥170,460 | ¥76,157 | ¥ — | ¥ — | ¥76,157 |

| | Thousands of U.S. dollars | | | |
|---|---|---|---|---|
| | As of September 30, 2005 | | | |
| | Acquisition cost | Gross unrealized gain | Gross unrealized loss | Book value |
| Other | $1,505,704 | $ — | $ — | $1,505,704 |

## 7. Securities

(a) Securities as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Trading securities | ¥ **76,341** | ¥ 54,611 | $ **674,337** |
| Securities being held to maturity | **160,534** | 1,520 | **1,418,027** |
| Securities available-for-sale: | | | |
| Marketable securities, at fair value | **1,163,046** | 1,167,023 | **10,273,351** |
| Securities whose fair value is not readily determinable, at amortized cost | **253,653** | 111,210 | **2,240,561** |
| Equity securities of unconsolidated subsidiaries, at cost and affiliates using the equity method | **24,714** | 5,475 | **218,308** |
| **Total** | **¥1,678,291** | ¥1,339,840 | **$14,824,584** |

The above balances do not include securities held in relation to securities borrowing transactions with or without cash collateral, securities purchased under resale agreements or securities accepted as collateral based on derivative transactions, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of September 30, 2005 and 2004 were ¥25,479 million (U.S.$225,065 thousand) and ¥145,169 million, respectively.

(b) The amortized cost and the fair value of marketable securities (other than trading securities) as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | As of September 30, 2005 | | | | As of September 30, 2004 | | | |
| | Amortized cost | Gross unrealized gain | Gross unrealized loss | Fair value | Amortized cost | Gross unrealized gain | Gross unrealized loss | Fair value |
| Securities being held to maturity: | | | | | | | | |
| Japanese national government bonds | ¥ **160,534** | ¥ **0** | ¥ **793** | ¥ **159,741** | ¥ 20 | ¥ 0 | ¥ — | ¥ 21 |
| Japanese corporate bonds | **—** | **—** | **—** | **—** | 1,499 | — | — | 1,499 |
| Total | ¥ **160,534** | ¥ **0** | ¥ **793** | ¥ **159,741** | ¥ 1,520 | ¥ 0 | ¥ — | ¥ 1,520 |
| Securities available-for-sale: | | | | | | | | |
| Equity securities | ¥ **16,604** | **¥4,502** | ¥ **223** | ¥ **20,883** | ¥ 7,011 | ¥1,165 | ¥ 5 | ¥ 8,172 |
| Japanese national government bonds | **469,996** | **8** | **2,474** | **467,531** | 863,385 | 628 | 614 | 863,414 |
| Japanese local government bonds | **166,163** | **0** | **80** | **166,083** | 76,903 | 5 | 42 | 76,867 |
| Japanese corporate bonds | **367,908** | **109** | **102** | **367,915** | 97,438 | 166 | 90 | 97,514 |
| Other, mainly foreign debt securities | **137,424** | **4,143** | **743** | **140,632** | 116,468 | 5,500 | 893 | 121,055 |
| Total | **¥1,158,097** | **¥8,763** | **¥3,623** | **¥1,163,046** | ¥1,161,208 | ¥7,466 | ¥1,645 | ¥1,167,023 |

| | Thousands of U.S. dollars | | | |
|---|---|---|---|---|
| | As of September 30, 2005 | | | |
| | Amortized cost | Gross unrealized gain | Gross unrealized loss | Fair value |
| Securities being held to maturity: | | | | |
| Japanese national government bonds | **$ 1,418,027** | **$ 3** | **$ 7,010** | **$ 1,411,020** |
| Japanese corporate bonds | **—** | **—** | **—** | **—** |
| Total | **$ 1,418,027** | **$ 3** | **$ 7,010** | **$ 1,411,020** |
| Securities available-for-sale: | | | | |
| Equity securities | **$ 146,671** | **$39,771** | **$ 1,976** | **$ 184,466** |
| Japanese national government bonds | **4,151,549** | **79** | **21,857** | **4,129,771** |
| Japanese local government bonds | **1,467,747** | **2** | **709** | **1,467,041** |
| Japanese corporate bonds | **3,249,786** | **964** | **903** | **3,249,846** |
| Other, mainly foreign debt securities | **1,213,888** | **36,597** | **6,566** | **1,242,227** |
| Total | **$10,229,641** | **$77,413** | **$32,011** | **$10,273,351** |

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary. Impaired loss for the six months ended September 30, 2004 was ¥1,099 million.

Gross unrealized gains and losses as of September 30, 2005 and 2004, as presented above, do not include the valuation gains or losses related to certain securities with embedded derivatives, which are carried at ¥191 million (loss) (U.S.$1,691 thousand) and ¥6 million (loss), respectively, and for which the gains or losses have been recorded in other business income (losses).

(c) Securities available-for-sale sold during the six months ended September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | Six months ended September 30, 2005 | | | Six months ended September 30, 2004 | | |
| | Proceeds from sales | Total amount of gains on sales | Total amount of losses on sales | Proceeds from sales | Total amount of gains on sales | Total amount of losses on sales |
| Securities available-for-sale | **¥361,094** | **¥2,685** | **¥2,228** | ¥291,923 | ¥1,883 | ¥1,977 |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | Six months ended September 30, 2005 | | |
| | Proceeds from sales | Total amount of gains on sales | Total amount of losses on sales |
| Securities available-for-sale | **$3,189,602** | **$23,722** | **$19,685** |

(d) In addition to the above, profit and loss resulting from the cancellation of derivative instruments executed to hedge these investments was recorded in other business income (losses) for the six months ended September 30, 2004.

The amortized cost of securities available-for-sale whose fair value is not readily determinable as of September 30, 2005 and 2004 was as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Equity securities | **¥ 5,376** | ¥ 5,525 | **$ 47,494** |
| Japanese local government bonds | **105** | — | **932** |
| Japanese corporate bonds | **215,327** | 75,438 | **1,902,014** |
| Foreign securities | **23,846** | 30,175 | **210,636** |
| Other | **8,998** | 71 | **79,484** |
| **Total** | **¥253,653** | ¥111,210 | **$2,240,560** |

(e) Redemption schedules for held-to-maturity and available-for-sale securities with maturity as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | As of September 30, 2005 | | | | As of September 30, 2004 | | | |
| | 1 year or less | Over 1 year to 5 years | Over 5 years to 10 years | Over 10 years | 1 year or less | Over 1 year to 5 years | Over 5 years to 10 years | Over 10 years |
| Bonds: | | | | | | | | |
| Japanese national government bonds | **¥289,842** | **¥203,190** | **¥ 80,520** | **¥54,513** | ¥423,558 | ¥386,139 | ¥22,270 | ¥31,465 |
| Japanese local government bonds | **165,066** | **1,113** | **9** | **—** | 76,857 | 4 | 9 | — |
| Japanese corporate bonds | **352,558** | **228,745** | **1,937** | **—** | 63,134 | 94,079 | 17,224 | 13 |
| Subtotal | **807,467** | **433,049** | **82,466** | **54,513** | 563,550 | 480,223 | 39,504 | 31,478 |
| Other | **5,623** | **98,680** | **42,323** | **17,708** | 6,301 | 73,466 | 57,309 | 4,673 |
| **Total** | **¥813,091** | **¥531,730** | **¥124,789** | **¥72,221** | ¥569,852 | ¥553,690 | ¥96,814 | ¥36,152 |

| | Thousands of U.S. dollars | | | |
|---|---|---|---|---|
| | As of September 30, 2005 | | | |
| | 1 year or less | Over 1 year to 5 years | Over 5 years to 10 years | Over 10 years |
| Bonds: | | | | |
| Japanese national government bonds | **$2,560,222** | **$1,794,808** | **$ 711,245** | **$481,523** |
| Japanese local government bonds | **1,458,052** | **9,838** | **82** | **—** |
| Japanese corporate bonds | **3,114,204** | **2,020,542** | **17,115** | **—** |
| Subtotal | **7,132,478** | **3,825,188** | **728,442** | **481,523** |
| Other | **49,675** | **871,662** | **373,845** | **156,421** |
| **Total** | **$7,182,153** | **$4,696,850** | **$1,102,287** | **$637,944** |

## 8. Loans and Bills Discounted

Loans and bills discounted as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Loans on deeds | ¥3,184,555 | ¥2,425,559 | $28,129,629 |
| Loans on bills | 137,248 | 268,421 | 1,212,338 |
| Bills discounted | 70 | 188 | 619 |
| Overdrafts | 506,196 | 380,474 | 4,471,307 |
| Total | ¥3,828,070 | ¥3,074,644 | $33,813,893 |

(a) Loans and bills discounted include loans to bankrupt obligors totaling ¥3,348 million (U.S.$29,581 thousand) and ¥7,806 million as of September 30, 2005 and 2004, respectively, as well as non-accrual delinquent loans totaling ¥48,209 million (U.S.$425,842 thousand) and ¥61,326 million as of September 30, 2005 and 2004, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include past due loans (three months or more).

Past due loans (three months or more) consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of past due loans (three months or more) as of September 30, 2005 and 2004 were ¥2,530 million (U.S.$22,352 thousand) and ¥4,895 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or past due loans (three months or more). The outstanding balances of restructured loans as of September 30, 2005 and 2004 were ¥36,068 million (U.S.$318,596 thousand) and ¥22,912 million, respectively.

(b) The total outstanding amounts deducted from the loan account for loan participations as of September 30, 2005 and 2004 were ¥127,911 million (U.S.$1,129,862 thousand) and ¥157,386 million, respectively. This "off-balance sheet" treatment was in accordance with guidelines issued by the JICPA.

(c) The amount of loans sold through senior certificates under a collateralized loan obligation ("CLO") securitization totaled ¥252,812 million (U.S.$2,233,130 thousand) and ¥327,289 million as of September 30, 2005 and 2004, respectively, with the subordinated certificates retained by the Bank totaling ¥97,856 million (U.S.$864,382 thousand) and ¥121,564 million as of September 30, 2005 and 2004, respectively, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(d) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and foreign exchange contracts bought, are accounted for as financing transactions in accordance with Industry Audit Committee Report No. 24 of the JICPA, although the Bank has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of September 30, 2005 and 2004 were ¥75 million (U.S.$671 thousand) and ¥199 million, respectively.

## 9. Other Assets

Other assets as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Accrued income | ¥ 36,423 | ¥ 33,285 | $ 321,735 |
| Prepaid expenses | 6,227 | 2,197 | 55,004 |
| Fair value of derivatives | 21,589 | 22,689 | 190,701 |
| Deferred losses on derivatives for hedging purposes | — | 2,649 | — |
| Financial stabilization fund contribution | 70,239 | 70,239 | 620,431 |
| Accounts receivable | 70,506 | 167,260 | 622,797 |
| Installment receivables | 415,677 | 216,354 | 3,671,740 |
| Intangible assets | 72,654 | 70,222 | 641,763 |
| Intangible leased assets | 42,792 | — | 377,993 |
| Other | 132,311 | 126,902 | 1,168,727 |
| Total | ¥868,421 | ¥711,800 | $7,670,891 |

As of September 30, 2004, shares of investment limited liability associations were included in "other" in "other assets." As of September 30, 2005, they are included in "securities" since the investment shares have been defined as securities under "The Law which Revises the Parts of the Securities Exchange Act, etc." (June 9, 2004, Law No. 97). Such investments were ¥16,426 million (U.S.$152,964 thousand) as of September 30, 2005.

Installment receivables in other assets include credits to bankrupt obligors totaling ¥1,860 million (U.S.$16,437 thousand), non-accrual delinquent credit totaling ¥5,373 million (U.S.$47,460 thousand), past due credits (three months or more) of ¥1,068 million (U.S.$9,435 thousand), and restructured credit of ¥17,634 million (U.S.$155,769 thousand) as of September 30, 2005 and credits to bankrupt obligors totaling ¥156 million and non-accrual delinquent credits totaling ¥2,281 million as of September 30, 2004.

## 10. Premises and Equipment

Premises and equipment as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Land | ¥ 43,597 | ¥ 41,344 | $ 385,104 |
| Buildings | 49,000 | 46,021 | 432,828 |
| Equipment | 15,204 | 13,443 | 134,299 |
| Security deposits | 16,006 | 17,409 | 141,387 |
| Tangible leased assets | 367,521 | — | 3,246,368 |
| Other | 1,054 | 703 | 9,317 |
| Subtotal | 492,384 | 118,921 | 4,349,303 |
| Accumulated depreciation | (72,980) | (12,706) | (644,647) |
| **Net book value** | ¥419,404 | ¥106,215 | $3,704,656 |

## 11. Reserve for Credit Losses

Reserve for credit losses as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Reserve for loan losses: | | | |
| General reserve | ¥ 76,074 | ¥ 50,070 | $ 671,979 |
| Specific reserve | 46,322 | 52,743 | 409,174 |
| Reserve for loans to restructuring countries | 16 | 10 | 144 |
| Subtotal | 122,413 | 102,824 | 1,081,297 |
| Specific reserve for other credit losses | 33,566 | 54,773 | 296,499 |
| **Total** | ¥155,980 | ¥157,597 | $1,377,796 |

## 12. Deposits, including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Current | ¥ 46,541 | ¥ 13,367 | $ 411,106 |
| Ordinary | 1,083,890 | 781,697 | 9,574,160 |
| Notice | 19,491 | 21,202 | 172,173 |
| Time | 2,148,625 | 1,592,457 | 18,979,115 |
| Negotiable certificates of deposit | 319,292 | 476,336 | 2,820,358 |
| Other | 346,548 | 283,769 | 3,061,112 |
| **Total** | ¥3,964,390 | ¥3,168,831 | $35,018,024 |

## 13. Debentures

Debentures as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Coupon debentures | ¥1,176,827 | ¥1,273,525 | $10,395,085 |
| Discount debentures | 4,901 | 59,685 | 43,294 |
| **Total** | ¥1,181,728 | ¥1,333,211 | $10,438,379 |

Annual maturities of debentures as of September 30, 2005 were as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | As of September 30, 2005 | |
| Through the year ending September 30, | | |
| 2006 | ¥ 513,716 | $ 4,537,734 |
| 2007 | 136,619 | 1,206,778 |
| 2008 | 183,636 | 1,622,090 |
| 2009 | 167,368 | 1,478,388 |
| 2010 and thereafter | 180,387 | 1,593,389 |
| **Total** | ¥1,181,728 | $10,438,379 |

## 14. Trading Liabilities

Trading liabilities as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Derivatives for trading securities | ¥ 3,921 | ¥ — | $ 34,642 |
| Securities related to trading transactions sold for short sales | 217 | — | 1,919 |
| Derivatives for securities held to hedge trading transactions | 952 | 2 | 8,416 |
| Trading-related financial derivatives | 74,402 | 72,298 | 657,208 |
| Other | 588 | 205 | 5,200 |
| **Total** | ¥80,083 | ¥72,506 | $707,385 |

## 15. Borrowed Money

Borrowed money as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Subordinated debt | ¥ 185,000 | ¥194,000 | $ 1,634,131 |
| Borrowings from the Bank of Japan and other financial institutions | 981,966 | 462,108 | 8,673,846 |
| **Total** | ¥1,166,966 | ¥656,108 | $10,307,977 |

Annual maturities of borrowed money as of September 30, 2005 were as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | As of September 30, 2005 | |
| Through the year ending September 30, | | |
| 2006 | ¥ 506,720 | $ 4,475,933 |
| 2007 | 154,812 | 1,367,478 |
| 2008 | 88,429 | 781,112 |
| 2009 | 26,277 | 232,110 |
| 2010 and thereafter | 390,726 | 3,451,344 |
| **Total** | ¥1,166,966 | $10,307,977 |

## 16. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Foreign exchange assets: | | | |
| Foreign bills bought | ¥ 5 | ¥ 10 | $ 52 |
| Foreign bills receivable | 4,526 | 2,249 | 39,983 |
| Due from foreign banks | 8,349 | 10,101 | 73,753 |
| **Total** | ¥12,881 | ¥12,361 | $113,788 |
| Foreign exchange liabilities: | | | |
| Foreign bills payable | ¥168 | ¥10 | $1,490 |
| Due to foreign banks | 1 | 1 | 17 |
| **Total** | ¥170 | ¥12 | $1,507 |

## 17. Corporate Bonds

Corporate bonds as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Subordinated bonds | ¥70,270 | ¥24,107 | $620,711 |
| Corporate bonds | 11,745 | 5,420 | 103,753 |
| **Total** | ¥82,016 | ¥29,528 | $724,464 |

Annual maturities of corporate bonds as of September 30, 2005 were as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | As of September 30, 2005 | |
| Through the year ending September 30, | | |
| 2006 | ¥ — | $ — |
| 2007 | 566 | 5,000 |
| 2008 | 2,172 | 19,188 |
| 2009 | 4,755 | 42,004 |
| 2010 and thereafter | 74,522 | 658,272 |
| **Total** | ¥82,016 | $724,464 |

## 18. Other Liabilities

Other liabilities as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Accrued expenses | ¥ 47,350 | ¥ 45,126 | $ 418,249 |
| Unearned income | 2,295 | 8,478 | 20,276 |
| Income taxes payable | 2,452 | 1,187 | 21,661 |
| Fair value of derivatives | 16,586 | 20,238 | 146,515 |
| Matured debentures, including interest | 38,733 | 49,043 | 342,140 |
| Deferred gains on derivatives for hedging purposes | 2,481 | — | 21,916 |
| Suspense receipts | 46,044 | 84,872 | 406,718 |
| Due to trust account | 85,938 | 51,780 | 759,111 |
| Accounts payable | 251,814 | 357,661 | 2,224,312 |
| Other | 8,145 | 187,089 | 71,949 |
| **Total** | ¥501,842 | ¥805,479 | $4,432,847 |

## 19. Acceptances and Guarantees

Acceptances and guarantees as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Guarantees | ¥1,002,414 | ¥1,237,714 | $8,854,467 |
| Letters of credit | 47 | 87 | 424 |
| **Total** | ¥1,002,462 | ¥1,237,801 | $8,854,891 |

## 20. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | 2005 | 2004 | 2005 |
| Assets: | | | |
| Cash and due from banks | ¥ 10 | ¥ 2,102 | $ 88 |
| Trading assets | — | 44,942 | — |
| Monetary assets held in trust | — | 21,268 | — |
| Securities | 325,269 | 594,422 | 2,873,148 |
| Loans and bills discounted | 102 | 3,670 | 901 |
| Other assets | 1,329 | 74,202 | 11,740 |
| Premises and equipment | 321 | — | 2,840 |
| Debts: | | | |
| Deposits, including negotiable certificates of deposit | ¥ 5,457 | ¥ 6,045 | $ 48,211 |
| Payables under repurchase agreements | — | 44,994 | — |
| Collateral related to securities lending transactions | 5,672 | — | 50,103 |
| Borrowed money | 3,276 | 85,347 | 28,937 |
| Other liabilities | 1,225 | 2,056 | 10,827 |
| Acceptances and guarantees | — | 2,092 | — |

A total of ¥1,962 million (U.S.$17,335 thousand) of unearned lease claims are pledged as collateral for the above-mentioned borrowed money as of September 30, 2005.

In addition, ¥125,870 million (U.S.$1,111,834 thousand) of securities as of September 30, 2005, and ¥141,141 million of securities as of September 30, 2004 were pledged as collateral for transactions, including exchange settlements, swap transactions and the replacement of margin for futures trading.

Also, ¥7,899 million (U.S.$69,778 thousand) and ¥3,263 million of margin deposits for futures transactions outstanding were included in other assets as of September 30, 2005 and 2004, respectively.

## 21. Change in Conversion Price

The Bank's common shareholders approved a 1-for-2 reverse common stock split at the general meeting of shareholders held on June 25, 2003. Consequently, as of July 29, 2003, the capital stock of the Bank consisted of 1,358,537 thousand shares of common stock, 74,528 thousand shares of Class A preferred stock and 600,000 thousand shares of Class B preferred stock.

The Bank's common shareholders approved the amendment of the conversion conditions of preferred stock simultaneously at the general meeting of shareholders held on June 25, 2003. Consequently, as of July 29, 2003, the conversion conditions of preferred stock were amended as follows:

- For Class A preferred shares, the conversion price is changed to ¥360 from ¥180, and the maximum number of shares of common stock to one share of preferred stock is changed to two shares from four shares at the time of simultaneous conversion to common stock.
- For Class B preferred shares, the minimum conversion price is changed to ¥600 from ¥300, and the maximum number of shares of common stock to one share of preferred stock at the time of simultaneous conversion to common stock is changed to 2/3 shares from 4/3 shares, and the minimum is changed to 1/2 share from one share.

In addition, due to the issuance of stock options as of July 1, 2004, the minimum conversion price is changed to ¥599.90 from ¥600, and the maximum conversion price is changed to ¥799.90 from ¥800 for Class B preferred shares as per the market price methodology in the terms and conditions.

## 22. Stock Acquisition Rights and Acquisitions of Treasury Stock

**(a) Stock Acquisition Rights**

The Bank issues stock acquisition rights as a stock option plan to directors (except for outside directors), statutory executive officers and employees of the Bank as well as directors (except for outside directors) and employees of its wholly owned subsidiaries.

Stock acquisition rights provide eligible individuals (the "holders") the right to purchase common stock of the Bank without any considerations at an exchange rate of one thousand common shares to one stock acquisition right. The amount of money to be paid upon exercising stock acquisition rights is the amount calculated by multiplying the payment amount per share (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. Conditions are stipulated in the "Agreement on the Grant of Stock Acquisition Rights" entered into between the Bank and the holders to whom stock acquisition rights were allotted based on the resolution of the general meeting of shareholders and the meetings of the Board of Directors which resolves the issuance of stock acquisition rights.

Based on the resolution of the annual general meeting of shareholders on June 24, 2004, the Bank issued 9,891 stock acquisition rights, which are exchangeable for up to 9,891,000 common shares, between July 1, 2004 and June 1, 2005. The exercise period is from July 1, 2006 to June 23, 2014 and the exercise prices vary from ¥551 to ¥697.

At the annual general meeting of shareholders on June 24, 2005, the Bank obtained approval for the issuance of up to a total of 24,000 acquisition rights. Based on this approval, the Bank has already issued 9,836 stock acquisition rights, which are exchangeable for up to 9,836,000 common shares, as shown in the following schedule. Under this approval, the remaining 14,164 stock acquisition rights, which are exchangeable for up to 14,164,000 common shares, may be issued by the closing of the next annual general meeting of shareholders scheduled to be held in June 2006.

| Date of issuance | Total number of stock acquisition rights issued | Total number of directors and employees | Exercise period | Exercise price |
|---|---|---|---|---|
| June 27, 2005 | 4,922 | 462 | July 1, 2007–June 23, 2015 | ¥601 |
| June 27, 2005 | 2,856 | 40 | July 1, 2005–June 23, 2015 | ¥601 |
| June 27, 2005 | 1,287 | 135 | July 1, 2007–June 23, 2015 | ¥601 |
| June 27, 2005 | 561 | 35 | July 1, 2005–June 23, 2015 | ¥601 |
| September 28, 2005 | 157 | 2 | July 1, 2007–June 23, 2015 | ¥697 |
| September 28, 2005 | 53 | 2 | July 1, 2007–June 23, 2015 | ¥697 |

**(b) Acquisitions of Treasury Stock**

At the annual general meeting of shareholders on June 24, 2005, the Bank obtained approval to acquire up to 25 million common shares of the Bank at an aggregate acquisition price of ¥17.5 billion as treasury stock in order to implement the stock option plan, and in order to conduct flexible capital management in response to changes in the business environment. The acquisitions can be made during the period from the closing of the annual general meeting of shareholders on June 24, 2005, to the closing of the immediately following annual general meeting of shareholders.

## 23. Net Trading Income

Net trading income for the six months ended September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | Six months ended September 30, | | |
| | 2005 | 2004 | 2005 |
| Income from trading securities | ¥ 2,828 | ¥ 1,307 | $ 24,985 |
| Income from securities held to hedge trading transactions | 1,527 | 797 | 13,493 |
| Income from trading-related financial derivatives | 8,435 | 13,136 | 74,511 |
| Other, net | (47) | 83 | (423) |
| Total | ¥12,743 | ¥15,325 | $112,566 |

## 24. Other Business Income, Net

"Other, net" in other business income, net, for the six months ended September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | Six months ended September 30, | | |
| | 2005 | 2004 | 2005 |
| Net gain on other monetary claims purchased for trading purposes | ¥ 7,255 | ¥ 9,544 | $ 64,088 |
| Losses from derivatives for banking purposes, net | (1,413) | (794) | (12,486) |
| Equity in net income of affiliates | 2,056 | 141 | 18,163 |
| Income from equity-related derivatives | 145 | 212 | 1,283 |
| Amortization of deferred issuance cost for debentures | (177) | (120) | (1,568) |
| Income on leased assets and installment receivables | 23,656 | 1,104 | 208,966 |
| Other, net | 1,856 | 1,984 | 16,402 |
| Total | ¥33,379 | ¥12,073 | $294,848 |

## 25. Net Credit Costs (Recoveries)

Net credit costs (recoveries) for the six months ended September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | Six months ended September 30, | | |
| | 2005 | 2004 | 2005 |
| Losses on write-off of loans | ¥ 10,511 | ¥ 972 | $ 92,850 |
| Net provision (reversal) of reserve for loan losses: | | | |
| Net provision (reversal) of general reserve for loan losses | 27,644 | (10,480) | 244,189 |
| Net (reversal) provision of specific reserve for loan losses | (26,296) | 234 | (232,285) |
| Net provision of reserve for loans to restructuring countries | 10 | 4 | 95 |
| Subtotal | 1,358 | (10,241) | 11,999 |
| Net provision (reversal) of specific reserve for other credit losses | 1,105 | (2,539) | 9,766 |
| Losses on write-off of bonds | 169 | — | 1,500 |
| Provision of reserve for loss on sale of bonds | — | 1,157 | — |
| Other, net | 1,417 | — | 12,517 |
| Total | ¥ 14,562 | ¥(10,650) | $ 128,632 |

## 26. Other Gains (Losses), Net

Other gains (losses), net, for the six months ended September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | Six months ended September 30, | | |
| | 2005 | 2004 | 2005 |
| Net loss on disposal of premises and equipment | ¥ (62) | ¥ (367) | $ (550) |
| Pension-related costs | (620) | (2,225) | (5,478) |
| Gain on prescription of debentures | 112 | 70 | 992 |
| Recoveries of written-off claims | 303 | 86 | 2,684 |
| Provision for loss on disposition of premises and equipment | — | (153) | — |
| Gain on sale of subsidiary's stock | 2,371 | — | 20,944 |
| Other, net | (450) | (523) | (3,980) |
| Total | ¥1,654 | ¥(3,112) | $14,612 |

## 27. Lease Transactions

(a) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee, as of September 30, 2005 and 2004 consisted of the following:

**As Lessee**

The assumed amounts of acquisition cost, accumulated depreciation and net balance of leased assets as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| **Leased assets** | **2005** | 2004 | **2005** |
| Acquisition cost: | | | |
| Equipment | **¥2,871** | ¥2,355 | **$25,360** |
| Other | **219** | 243 | **1,942** |
| **Total** | **¥3,090** | ¥2,599 | **$27,302** |
| Accumulated depreciation: | | | |
| Equipment | **¥ 700** | ¥ 104 | **$ 6,190** |
| Other | **123** | 116 | **1,092** |
| **Total** | **¥ 824** | ¥ 221 | **$ 7,282** |
| Net balance: | | | |
| Equipment | **¥2,170** | ¥2,251 | **$19,170** |
| Other | **96** | 126 | **850** |
| **Total** | **¥2,266** | ¥2,378 | **$20,020** |

Lease obligations as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Obligations: | | | |
| Due within one year | **¥ 746** | ¥ 655 | **$ 6,598** |
| Due after one year | **1,592** | 1,804 | **14,065** |
| **Total** | **¥2,339** | ¥2,459 | **$20,663** |

For the six months ended September 30, 2005 and 2004, total lease payments were ¥418 million (U.S.$3,697 thousand) and ¥39 million, assumed depreciation expenses were ¥382 million (U.S.$3,375 thousand) and ¥39 million and assumed interest expenses were ¥40 million (U.S.$362 thousand) and ¥1 million, respectively.

Assumed depreciation expense is calculated using the straight-line method over the useful life of the respective leased assets with zero residual value. The difference between total lease payments and the assumed acquisition cost of leased assets is charged to assumed interest expense, and is allocated to each period using the interest method.

**As Lessor**

Acquisition cost, accumulated depreciation and net balance of leased assets as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| **Leased assets** | **2005** | 2004 | **2005** |
| Acquisition cost: | | | |
| Equipment | **¥332,676** | ¥5,118 | **$2,938,576** |
| Other | **59,069** | 530 | **521,773** |
| **Total** | **¥391,746** | ¥5,649 | **$3,460,349** |
| Accumulated depreciation: | | | |
| Equipment | **¥ 53,965** | ¥ — | **$ 476,685** |
| Other | **9,376** | — | **82,824** |
| **Total** | **¥ 63,342** | ¥ — | **$ 559,509** |
| Net balance: | | | |
| Equipment | **¥278,710** | ¥5,118 | **$2,461,891** |
| Other | **49,693** | 530 | **438,949** |
| **Total** | **¥328,404** | ¥5,649 | **$2,900,840** |

Future lease payment receivables as of September 30, 2005 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Future lease payment receivables: | | | |
| Due within one year | **¥116,976** | ¥2,066 | **$1,033,268** |
| Due after one year | **227,282** | 4,196 | **2,007,620** |
| **Total** | **¥344,258** | ¥6,262 | **$3,040,888** |

Total lease revenues were ¥72,765 million (U.S.$642,749 thousand), depreciation expenses were ¥62,151 million (U.S.$548,992 thousand), and assumed interest income was ¥7,508 million (U.S.$66,320 thousand) for the six months ended September 30, 2005.

Depreciation expense is calculated using the straight-line method over the lease term. The differences between total lease revenues and acquisition cost of leased assets were charged to assumed interest income, and were allocated to each period using the interest method.

(b) Non-cancelable operating lease obligations as lessee and future lease payment receivables as lessor as of September 30, 2005 and 2004 consisted of the following:

**As Lessee**

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Obligations: | | | |
| Due within one year | **¥1,298** | ¥1,243 | **$11,467** |
| Due after one year | **5,066** | 6,192 | **44,757** |
| **Total** | **¥6,365** | ¥7,436 | **$56,224** |

**As Lessor**

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | As of September 30, | | |
| | **2005** | 2004 | **2005** |
| Future lease payment receivables: | | | |
| Due within one year | **¥ 9,418** | ¥ 183 | **$ 83,193** |
| Due after one year | **11,447** | 1,290 | **101,119** |
| **Total** | **¥20,865** | ¥1,473 | **$184,312** |

## 28. Segment Information

**(a) Business Segment Information**

The Group is engaged in banking and other related activities such as securities, trust and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

**(b) Geographic Segment Information**

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income, geographic segment information is not presented.

**(c) Foreign Operating Income**

Foreign operating income, comprised of transactions at the Bank's overseas branch and income from its consolidated foreign subsidiaries, did not reach 10% of operating income; therefore foreign operating income segment information is not presented.

## 29. Off-Balance Sheet Lending-Related Financial Instruments

The Bank and certain of its consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts to meet the financing needs of its customers. The unfunded amounts of these commitments were ¥3,579,203 million (U.S.$31,615,616 thousand) and ¥2,662,311 million, as of September 30, 2005 and 2004, out of which the amounts with original agreement terms of less than one year or which were cancelable were ¥3,360,162 million (U.S.$29,680,796 thousand) and ¥2,544,262 million as of September 30, 2005 and 2004, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank and consolidated subsidiaries the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

## 30. Derivative Financial Instruments

**(a) Interest Rate-Related Transactions**

Interest rate-related transactions as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | As of September 30, 2005 | | | As of September 30, 2004 | | |
| | Contract/ notional principal | Market value | Unrealized gain (loss) | Contract/ notional principal | Market value | Unrealized gain (loss) |
| Future contracts (listed) | ¥ 22,825 | ¥ 2 | ¥ 2 | ¥ 71,784 | ¥ (24) | ¥ (24) |
| Interest rate options (listed) | 92,363 | 23 | 5 | 35,175 | 11 | (17) |
| Interest rate swaps (over-the-counter) | 6,150,479 | 282 | 282 | 6,006,915 | 10,591 | 10,591 |
| Interest rate swaptions (over-the-counter) | 3,115,789 | 12,503 | (9,345) | 1,490,644 | 10,782 | 14,602 |
| Interest rate options (over-the-counter) | 745,607 | (571) | (6,181) | 875,423 | (723) | 2,958 |
| **Total** | | ¥12,241 | ¥(15,236) | | ¥20,638 | ¥28,109 |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | As of September 30, 2005 | | |
| | Contract/ notional principal | Market value | Unrealized gain (loss) |
| Future contracts (listed) | $ 201,622 | $ 24 | $ 24 |
| Interest rate options (listed) | 815,860 | 210 | 48 |
| Interest rate swaps (over-the-counter) | 54,328,055 | 2,496 | 2,496 |
| Interest rate swaptions (over-the-counter) | 27,522,215 | 110,448 | (82,550) |
| Interest rate options (over-the-counter) | 6,586,059 | (5,049) | (54,603) |
| **Total** | | $108,129 | $(134,585) |

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.
(2) Reserve for credit risks and liquidity risk of ¥625 million (U.S.$5,521 thousand) and ¥3,849 million (U.S.$34,000 thousand), respectively, which were recorded as of September 30, 2005, are not reflected in the market value shown in the tables in this note.

**(b) Currency-Related Transactions**

Currency-related transactions as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | As of September 30, 2005 | | | As of September 30, 2004 | | |
| | Contract/ notional principal | Market value | Unrealized gain (loss) | Contract/ notional principal | Market value | Unrealized gain (loss) |
| Currency swaps (over-the-counter) | ¥154,548 | ¥ (615) | ¥ (615) | ¥234,389 | ¥(3,245) | ¥(3,245) |
| Forward foreign exchange contracts (over-the-counter) | 468,529 | 3,589 | 3,589 | 269,275 | 456 | 456 |
| Currency options (over-the-counter) | 410,431 | 1,718 | 2,957 | 128,894 | 1,942 | 70 |
| **Total** | | ¥4,691 | ¥5,930 | | ¥ (846) | ¥(2,718) |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | As of September 30, 2005 | | |
| | Contract/ notional principal | Market value | Unrealized gain (loss) |
| Currency swaps (over-the-counter) | $1,365,148 | $ (5,439) | $ (5,439) |
| Forward foreign exchange contracts (over-the-counter) | 4,138,586 | 31,707 | 31,707 |
| Currency options (over-the-counter) | 3,625,398 | 15,176 | 26,121 |
| **Total** | | $41,444 | $52,389 |

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.
(2) Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the table above.

**(c) Equity-Related Transactions**
Equity-related transactions as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | As of September 30, 2005 | | | As of September 30, 2004 | | |
| | Contract/ notional principal | Market value | Unrealized gain (loss) | Contract/ notional principal | Market value | Unrealized gain (loss) |
| Equity index futures (listed) | **¥24,760** | **¥1,970** | **¥1,970** | ¥ — | ¥ — | ¥ — |
| Equity index options (listed) | **14,245** | **1,032** | **1,059** | 1,119 | 753 | (94) |
| Equity options (over-the-counter) | **150,178** | **(3,302)** | **34** | 782 | 9 | 2 |
| Other (over-the-counter) | **171,999** | **417** | **(686)** | 36,695 | 1,621 | 1,269 |
| **Total** | | **¥ 118** | **¥2,378** | | ¥2,384 | ¥1,177 |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | As of September 30, 2005 | | |
| | Contract/ notional principal | Market value | Unrealized gain (loss) |
| Equity index futures (listed) | **$ 218,715** | **$17,407** | **$17,407** |
| Equity index options (listed) | **125,833** | **9,123** | **9,359** |
| Equity options (over-the-counter) | **1,326,552** | **(29,173)** | **304** |
| Other (over-the-counter) | **1,519,293** | **3,691** | **(6,063)** |
| **Total** | | **$ 1,048** | **$21,007** |

Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

**(d) Bond-Related Transactions**
Bond-related transactions as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | As of September 30, 2005 | | | As of September 30, 2004 | | |
| | Contract/ notional principal | Market value | Unrealized gain (loss) | Contract/ notional principal | Market value | Unrealized loss |
| Bond futures (listed) | **¥25,760** | **¥88** | **¥88** | ¥2,895 | ¥(6) | ¥(6) |
| Bond futures options (listed) | **1,262** | **1** | **(1)** | — | — | — |
| **Total** | | **¥90** | **¥87** | | ¥(6) | ¥(6) |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | As of September 30, 2005 | | |
| | Contract/ notional principal | Market value | Unrealized gain (loss) |
| Bond futures (listed) | **$227,542** | **$785** | **$785** |
| Bond futures options (listed) | **11,150** | **14** | **(14)** |
| **Total** | | **$799** | **$771** |

Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

**(e) Commodity Derivatives Transactions**
Commodity derivatives transactions as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | As of September 30, 2005 | | | As of September 30, 2004 | | |
| | Contract/ notional principal | Market value | Unrealized gain | Contract/ notional principal | Market value | Unrealized gain |
| Commodity swaps (over-the-counter) | **¥—** | **¥—** | **¥—** | ¥0 | ¥0 | ¥0 |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | As of September 30, 2005 | | |
| | Contract/ notional principal | Market value | Unrealized gain |
| Commodity swaps (over-the-counter) | **$—** | **$—** | **$—** |

Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

**(f) Credit Derivatives Transactions**

Credit derivatives transactions as of September 30, 2005 and 2004 were as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | As of September 30, 2005 | | | As of September 30, 2004 | | |
| | Contract/ notional principal | Market value | Unrealized loss | Contract/ notional principal | Market value | Unrealized loss |
| Credit default options (over-the-counter) | **¥1,204,300** | **¥(277)** | **¥(277)** | ¥543,099 | ¥(134) | ¥(134) |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | As of September 30, 2005 | | |
| | Contract/ notional principal | Market value | Unrealized loss |
| Credit default options (over-the-counter) | **$10,637,760** | **$(2,448)** | **$(2,448)** |

Derivatives included in the table above were marked to market and the unrealized gains and losses were recorded in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

## 31. Net Income per Common Share

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the six months ended September 30, 2005 and 2004 is as follows:

| | *Net income* (Millions of yen) | *Weighted average shares* (Thousands) | EPS (Yen) | EPS (U.S. dollars) |
|---|---|---|---|---|
| For the six months ended September 30, 2005: | | | | |
| Basic EPS | | | | |
| Net income available to common shareholders | **¥35,770** | **1,358,521** | **¥26.33** | **$0.23** |
| Effect of dilutive securities | | | | |
| Preferred stock | **1,936** | **656,350** | | |
| Stock acquisition rights | **—** | **285** | | |
| Diluted EPS | | | | |
| Net income for computation | **¥37,706** | **2,015,158** | **¥18.71** | **$0.17** |
| For the six months ended September 30, 2004: | | | | |
| Basic EPS | | | | |
| Net income available to common shareholders | ¥38,853 | 1,358,535 | ¥28.60 | |
| Effect of dilutive securities | | | | |
| Preferred stock | 1,936 | 569,129 | | |
| Diluted EPS | | | | |
| Net income for computation | ¥40,789 | 1,927,664 | ¥21.16 | |

## 32. Subsequent Events

The following interim dividends were paid on December 9, 2005 upon resolution of the Board of Directors adopted at a meeting held on November 30, 2005:

| | | Millions of yen | Thousands of U.S. dollars |
|---|---|---|---|
| Class A preferred share | (¥6.50 per share) | **¥ 484** | **$ 4,279** |
| Class B preferred share | (¥2.42 per share) | **1,452** | **12,826** |
| Common share | (¥1.48 per share) | **2,011** | **17,760** |
| **Total** | | **¥3,947** | **$34,865** |

# Non-Consolidated Interim Balance Sheets (Unaudited)

Shinsei Bank, Limited
September 30, 2005 and 2004, and March 31, 2005

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| | **Sept. 30, 2005** | Sept. 30, 2004 | Mar. 31, 2005 | **Sept. 30, 2005** |
| **ASSETS** | | | | |
| Cash and due from banks | **¥ 206,602** | ¥ 288,759 | ¥ 162,208 | **$ 1,824,950** |
| Call loans | **117,000** | 50,866 | 70,000 | **1,033,478** |
| Collateral related to securities borrowing transactions | **5,232** | 146,333 | 3,744 | **46,219** |
| Other monetary claims purchased | **40,365** | 67,987 | 108,410 | **356,551** |
| Trading assets | **111,506** | 436,893 | 166,817 | **984,949** |
| Monetary assets held in trust | **440,625** | 464,325 | 415,395 | **3,892,109** |
| Securities | **2,016,488** | 1,396,928 | 1,820,753 | **17,811,930** |
| Loans and bills discounted | **3,788,017** | 3,372,519 | 3,443,721 | **33,460,092** |
| Foreign exchanges | **12,881** | 12,361 | 8,550 | **113,788** |
| Other assets | **215,141** | 342,755 | 220,972 | **1,900,378** |
| Premises and equipment | **27,204** | 26,170 | 26,499 | **240,303** |
| Deferred discounts on and issuance expenses for debentures | **206** | 264 | 285 | **1,826** |
| Deferred tax assets | **24,979** | 24,942 | 23,543 | **220,643** |
| Customers' liabilities for acceptances and guarantees | **51,456** | 61,723 | 49,896 | **454,527** |
| Reserve for credit losses | **(114,598)** | (158,652) | (124,499) | **(1,012,268)** |
| **Total assets** | **¥6,943,109** | ¥6,534,178 | ¥6,396,302 | **$61,329,475** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Liabilities:** | | | | |
| Deposits, including negotiable certificates of deposit | **¥4,046,936** | ¥3,238,229 | ¥3,528,879 | **$35,747,166** |
| Debentures | **1,185,538** | 1,337,451 | 1,246,862 | **10,472,033** |
| Call money | **170,664** | 173,397 | 204,295 | **1,507,501** |
| Payables under repurchase agreements | **—** | 44,994 | — | **—** |
| Collateral related to securities lending transactions | **5,672** | — | — | **50,103** |
| Trading liabilities | **68,963** | 71,471 | 64,296 | **609,168** |
| Borrowed money | **339,962** | 338,010 | 325,394 | **3,002,935** |
| Foreign exchanges | **447** | 289 | 289 | **3,954** |
| Corporate bonds | **50,000** | — | 50,000 | **441,657** |
| Other liabilities | **194,904** | 502,298 | 128,663 | **1,721,616** |
| Accrued employees bonuses | **4,830** | 3,774 | 7,616 | **42,666** |
| Reserve for retirement benefits | **811** | 1,421 | 1,010 | **7,170** |
| Reserve for loss on disposition of premises and equipment | **153** | 153 | 153 | **1,351** |
| Reserve for loss on sale of bonds | **—** | 1,529 | — | **—** |
| Acceptances and guarantees | **51,456** | 61,723 | 49,896 | **454,527** |
| **Total liabilities** | **6,120,341** | 5,774,746 | 5,607,357 | **54,061,847** |
| **Shareholders' equity:** | | | | |
| Capital stock: | | | | |
| Common stock | **180,853** | 180,853 | 180,853 | **1,597,507** |
| Preferred stock | **270,443** | 270,443 | 270,443 | **2,388,863** |
| Capital surplus | **18,558** | 18,558 | 18,558 | **163,928** |
| Retained earnings: | | | | |
| Legal reserve | **6,987** | 5,512 | 6,249 | **61,725** |
| Unappropriated retained earnings | **341,749** | 280,647 | 307,022 | **3,018,718** |
| Net unrealized gain on securities available-for-sale, net of taxes | **4,181** | 3,419 | 5,822 | **36,939** |
| Treasury stock, at cost | **(5)** | (2) | (4) | **(52)** |
| **Total shareholders' equity** | **822,768** | 759,431 | 788,945 | **7,267,628** |
| **Total liabilities and shareholders' equity** | **¥6,943,109** | ¥6,534,178 | ¥6,396,302 | **$61,329,475** |

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥113.21=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2005.

# Non-Consolidated Interim Statements of Income (Unaudited)

Shinsei Bank, Limited
For the six months ended September 30, 2005 and 2004, and the fiscal year ended March 31, 2005

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| | **Sept. 30, 2005 (6 months)** | Sept. 30, 2004 (6 months) | Mar. 31, 2005 (1 year) | **Sept. 30, 2005 (6 months)** |
| Interest income: | | | | |
| Interest on loans and bills | **¥28,837** | ¥28,775 | ¥ 58,595 | **$254,729** |
| Interest and dividends on securities | **11,823** | 6,832 | 15,551 | **104,435** |
| Interest on deposits with banks | **1,060** | 1,633 | 2,775 | **9,371** |
| Other interest income | **983** | 2,808 | 4,903 | **8,687** |
| **Total interest income** | **42,705** | 40,049 | 81,826 | **377,222** |
| Interest expenses: | | | | |
| Interest on deposits, including negotiable certificates of deposit | **8,102** | 7,304 | 13,713 | **71,574** |
| Interest and discounts on debentures | **2,626** | 3,214 | 6,201 | **23,205** |
| Interest on other borrowings | **3,637** | 4,992 | 8,896 | **32,132** |
| Other interest expenses | **867** | 171 | 316 | **7,661** |
| **Total interest expenses** | **15,234** | 15,682 | 29,127 | **134,572** |
| **Net interest income** | **27,470** | 24,366 | 52,698 | **242,650** |
| Fees and commissions income | **10,308** | 8,731 | 20,516 | **91,056** |
| Fees and commissions expenses | **4,766** | 4,661 | 8,859 | **42,100** |
| **Net fees and commissions** | **5,542** | 4,070 | 11,657 | **48,956** |
| **Net trading income** | **10,081** | 14,483 | 22,192 | **89,049** |
| Other business income, net: | | | | |
| Income on monetary assets held in trust, net | **12,130** | 15,593 | 29,361 | **107,149** |
| Net gain on securities and foreign exchanges | **15,232** | 3,695 | 3,168 | **134,547** |
| Other, net | **(6)** | 2,454 | 3,992 | **(55)** |
| **Net other business income** | **27,356** | 21,744 | 36,523 | **241,641** |
| **Total revenue** | **70,450** | 64,665 | 123,071 | **622,296** |
| General and administrative expenses: | | | | |
| Personnel expenses | **14,440** | 15,089 | 29,805 | **127,554** |
| Premises expenses | **5,441** | 5,552 | 11,152 | **48,065** |
| Technology and data processing expenses | **4,625** | 3,888 | 8,120 | **40,859** |
| Advertising expenses | **1,489** | 1,856 | 3,358 | **13,156** |
| Consumption and property taxes | **2,044** | 1,968 | 3,393 | **18,056** |
| Deposit insurance premium | **1,153** | 1,057 | 2,115 | **10,192** |
| Other general and administrative expenses | **7,296** | 6,913 | 12,142 | **64,454** |
| **Total general and administrative expenses** | **36,491** | 36,325 | 70,088 | **322,336** |
| **Net business profit** | **33,958** | 28,339 | 52,982 | **299,960** |
| Net credit costs (recoveries) | **527** | (10,342) | (16,364) | **4,659** |
| Other gains (losses), net | **2,503** | (2,993) | (4,487) | **22,117** |
| **Income before income taxes** | **35,934** | 35,688 | 64,859 | **317,418** |
| Income tax (benefit): | | | | |
| Current | **(2,908)** | (993) | (2,374) | **(25,695)** |
| Deferred | **(310)** | (614) | (864) | **(2,738)** |
| **Net income** | **¥39,153** | ¥37,296 | ¥ 68,097 | **$345,851** |

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥113.21=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2005.

# Directors and Executives

As of September 30, 2005

## Board of Directors

| | |
|---|---|
| Masamoto Yashiro | Chairman of the Board, Shinsei Bank, Limited |
| Thierry Porté | President, CEO, Shinsei Bank, Limited |
| Junji Sugiyama | Vice Chairman, Shinsei Bank, Limited |
| Akira Aoki* | Senior Advisor, Japan Securities Finance Co., Ltd. |
| Michael J. Boskin* | Professor, Stanford University |
| Emilio Botín* | Chairman, Grupo Santander |
| Timothy C. Collins* | CEO, Ripplewood Holdings, LLC |
| J. Christopher Flowers* | Chairman, J. C. Flowers & Co., LLC |
| Takashi Imai* | Senior Advisor, Honorary Chairman, Nippon Steel Corporation |
| Shigeru Kani* | Former Director, Administration Department, The Bank of Japan |
| Fred H. Langhammer* | Chairman, Global Affairs, The Estée Lauder Companies, Inc. |
| Minoru Makihara* | Senior Corporate Advisor, Mitsubishi Corporation |
| Yasuharu Nagashima* | Lawyer |
| Lucio A. Noto* | Former Vice Chairman, Exxon Mobile Corporation |
| Nobuaki Ogawa* | Lawyer |
| John S. Wadsworth, Jr.* | Advisory Director, Morgan Stanley |
| Teruaki Yamamoto | President, APLUS Co., Ltd. |

Notes: 1. * Outside directors as stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code of Japan
2. Committee memberships:
Nomination Committee: Minoru Makihara (Chairman); Michael J. Boskin, Timothy C. Collins, J. Christopher Flowers, Lucio A. Noto, Thierry Porté, Masamoto Yashiro
Audit Committee: Akira Aoki (Chairman); Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee: J. Christopher Flowers (Chairman); Emilio Botín, Timothy C. Collins, Fred H. Langhammer, Minoru Makihara, John S. Wadsworth, Jr.

## Senior Advisors

| | |
|---|---|
| John S. Reed | Former Chairman, Citigroup Inc. |
| Paul A. Volcker | Former Chairman, Board of Governors of the Federal Reserve System |

## Statutory Executive Officers

| | |
|---|---|
| Representative Statutory Executive Officer, President, Chief Executive Officer | Thierry Porté |
| Representative Statutory Executive Officer, Vice Chairman | Junji Sugiyama |
| Executive Vice President, Institutional Banking Group | Clark Graninger |
| Senior Managing Executive Officer, Chief Financial Officer, Finance Group | Rahul Gupta |
| Senior Managing Executive Officer, Retail Banking Group | Satoru Katayama |
| Senior Managing Executive Officer, Financial Institutions and Capital Markets Sub-Group | Masazumi Kato |
| Senior Managing Executive Officer, Corporate Banking Business Sub-Group | Junzo Tomii |
| Managing Executive Officer, Corporate Affairs Group | Kazumi Kojima |
| Statutory Executive Officer, Public Sector Finance Sub-Group | Kazuya Fujimoto |
| Statutory Executive Officer, Corporate Strategy Division | Norio Funayama |
| Statutory Executive Officer, Financial Institutions Business Division III | Michimasa Honda |
| Statutory Executive Officer, Banking Infrastructure Group | Michiyuki Okano |
| Statutory Executive Officer, Banking Infrastructure Group | Yoshikazu Sato |
| Statutory Executive Officer, Strategic Business Unit I | Takashi Tsuchiya |

# Employees

| | **Sept. 30, 2005** | Mar. 31, 2005 | Sept. 30, 2004 |
|---|---|---|---|
| Number of employees ............. | **2,052** | 2,041 | 2,131 |
| Male ................................. | **1,133** | 1,165 | 1,225 |
| Female .............................. | **919** | 876 | 906 |

Note: Excluding part-time employees

# Corporate Information

**Established**
1952

**Fiscal Year**
From April 1 to March 31

**Paid-in Capital**
¥451,296 million

**Number of Shares Authorized**
Common Shares(*1):
2,500,000,000
Preferred Shares:
674,528,000

**Number of Shares Issued**
Common Shares(*2, 3):
1,358,537,606
Preferred Shares:
Class A 74,528,000
Class B 600,000,000

**Ten Largest Shareholders**(*4)
J. Christopher Flowers
(6.49% of common shares)
State Street Bank and Trust Company
(5.20% of common shares)
Santander Investment Services, C. Centralvarores
(4.69% of common shares)
The Chase Manhattan Bank N.A. London
(4.53% of common shares)
Mellon Bank Treaty Clients Omnibus
(4.14% of common shares)
State Street Bank and Trust Company 505103
(3.52% of common shares)
Goldman, Sachs & Co. Regular Account
(3.00% of common shares)
The Master Trust Bank of Japan, Ltd.
(2.99% of common shares)
Morgan Stanley and Company Inc.
(2.98% of common shares)
Japan Trustee Services Bank, Ltd.
(2.53% of common shares)

(As of September 30, 2005)

**Network**
*Americas:*
New York Representative Office
Shinsei Capital (USA), Ltd.
Grand Cayman Branch
Shinsei Bank Finance N.V.

*Domestic Branches:*
Head Office (Tokyo)
Marunouchi Annex
(Housing Loan Center Tokyo)
Ginza Annex
Ginza Corridor Street Annex
Kyobashi Annex
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
LaLaport Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shinjuku South Annex
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizakadori Annex
Shibuya Branch
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Hankyu-Umeda Annex
Namba Branch
Shinsaibashi Annex
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

(As of December 1, 2005)

*Domestic Sub-Branches (ATM only):*
Tokyo Metro stations
18 locations
Keikyu Station Bank
37 locations
Other train stations
9 locations
Other
69 locations

(As of the end of November 2005)

Co-managed under a tie-up with Seven Bank, Ltd.
10,434 locations

(As of the end of September 2005)

(*1) Reduced from 5,000,000,000 to 2,500,000,000 on July 29, 2003.
(*2) There was a 1-for-2 reverse stock split on July 29, 2003.
(*3) Since February 19, 2004, the Bank's common stock has been listed on the First Section of the Tokyo Stock Exchange.
(*4) 1. Actual shareholdings have been reported to the full extent to which the Bank is aware.
2. Mr. J. Christopher Flowers and Mr. Timothy C. Collins are directors of the Bank.
3. New LTCB Partners C.V., which was the main shareholder of the Bank as of the end of fiscal 2003, was not the main shareholder as of the end of fiscal 2004.

SHINSEI BANK

**For further information, please contact:**
Corporate Communications Division
SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME,
CHIYODA-KU, TOKYO 100-8501, JAPAN
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: Shinsei_IR@shinseibank.com

Printed in Japan on recycled paper